PROSPECTUS SUPPLEMENT
(To Prospectus Dated April 6, 2000)


                               [GRAPHIC OMITTED]


                                 $200,000,000

                                  Toll Corp.
                    8 1/4% Senior Subordinated Notes due 2011
                 Guaranteed on a Senior Subordinated Basis by


                              Toll Brothers, Inc.
                            ---------------------
The Company:

o We design, build, market and arrange financing for single-family detached and attached homes in middle and high income residential communities.

Use of Proceeds:

o We will use the net proceeds from this offering for general corporate purposes, which may include acquisition of residential development property, repayment of bank debt and working capital needs.

The Senior Subordinated Notes:

o Issuer: Toll Corp. will be the issuer of the notes. Toll Corp. is an indirect, wholly-owned, consolidated subsidiary of Toll Brothers, Inc. Toll Brothers, Inc. will be the guarantor of the notes.

o    Maturity: The notes will mature on February 1, 2011.

o Interest Payments: The notes will pay interest semi-annually in cash in arrears on February 1 and August 1 of each year, starting on August 1, 2001.

o Ranking: The notes will be general unsecured senior subordinated obligations of Toll Corp. and will be junior in right of payment to all of its existing and future senior indebtedness. The guarantee will be an unsecured obligation of Toll Brothers, Inc. and will be junior in right of payment to all of its existing and future senior indebtedness.

o Optional Redemption: The notes will be redeemable on or after February 1, 2006 at redemption prices described in this prospectus supplement.

     The underwriters have agreed to purchase the notes from Toll Corp. at 98.465% of their principal amount for total proceeds to Toll Corp. of $196,930,000, before deducting expenses. The underwriters propose to offer the notes from time to time for sale in one or more negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

     Banc of America Securities LLC expects that the notes will be ready for delivery in book-entry-only form to The Depository Trust Company on or about January 25, 2001.


                                  Lead Manager
                           Sole Book-Running Manager
                         Banc of America Securities LLC

                         ------------------------------

                                  Co-Managers

UBS Warburg LLC                                       Credit Lyonnais Securities



          The date of this prospectus supplement is January 19, 2001.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

================================================================================




                               TABLE OF CONTENTS









                               ----------------
                             Prospectus Supplement
                               ----------------





                                            Page
                                           -----
Prospectus Supplement Summary ..........    S-3
Use of Proceeds ........................    S-7
Capitalization .........................    S-7
Business ...............................    S-8


                                           Page
                                           ----
Description of Notes ...................   S-15
Underwriting ...........................   S-26
Legal Matters ..........................   S-27
Foward-Looking Statements ..............   S-27


                               ----------------
                                  Prospectus
                               ----------------





                                                 Page
                                                 ----
About this Prospectus ........................     2
Where You Can Find More Information ..........     2
Toll Brothers, Inc. ..........................     3
The Housing Industry .........................     4
Use of Proceeds ..............................     5
Ratio of Earnings to Fixed Charges ...........     5
Description of Debt Securities and Guarantees.     5


                                                 Page
                                                 ----
Description of Capital Stock .................    16
Description of Warrants ......................    20
Classified Board of Directors and Restrictions
   on Removal ................................    23
Plan of Distribution .........................    23
Legal Matters ................................    25
Experts ......................................    26


     When this prospectus supplement uses the words "we," "us" and "our," they refer to Toll Brothers, Inc. and its subsidiaries, including Toll Corp., unless the context otherwise requires.


================================================================================

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following is a summary of the more detailed information appearing elsewhere in this prospectus supplement, the accompanying prospectus or the documents that are incorporated by reference in the prospectus. It does not contain all of the information that may be important to you. You should read carefully the entire prospectus supplement and the accompanying prospectus and the other information we refer to before you decide to invest in the notes.


                              Toll Brothers, Inc.

     Toll Brothers, Inc., through its subsidiaries, designs, builds, markets and arranges financing for single-family detached and attached homes in middle and high income residential communities. We cater to the move-up, empty-nester and age-qualified home buyer. We currently conduct operations in 20 states and six regions around the United States. Our communities are generally located on land we have developed or acquired fully approved or, in some cases, improved. We market our homes primarily to middle-income and upper-income buyers. We emphasize high quality construction and customer satisfaction. We also operate our own land development, architectural, engineering, mortgage, title, security monitoring, landscape, cable T.V., broad band internet access, lumber distribution, house component assembly and manufacturing operations.

     At October 31, 2000, we were offering homes for sale in 146 communities with over 17,500 home sites which we owned or controlled through options. We also owned or controlled over 15,500 home sites in proposed communities. We were offering single-family detached homes at prices, excluding customized options, generally ranging from $183,000 to $1,120,000, with an average base sales price of $453,000. We were offering attached homes, excluding customized options, at prices generally ranging from $155,000 to $600,000, with an average base sales price of $298,000. In the five years ended October 31, 2000, we have delivered more than 15,000 homes in 321 communities.

     In recognition of our achievements, we have received numerous awards from national, state and local homebuilder publications and associations. We are the only publicly traded home builder to have won all three of the industry's highest honors: America's Best Builder (1996), the National Housing Quality Award (1995), and Builder of the Year (1988).

     At October 31, 2000, we had a backlog of $1.43 billion, representing 2,779 homes, 34% higher than the $1.07 billion backlog, representing 2,381 homes, at October 31, 1999. We expect substantially all homes in backlog at October 31, 2000 to be delivered by October 31, 2001.

     In March 1999, we acquired land for homes, apartments, retail, office and industrial space in the master planned community of South Riding, located in Loudoun County, Virginia. We are using some of this property for our homebuilding operations and are selling some of the homesites and commercial property to other builders. We are also developing several master planned communities in which we may sell land to other builders. We expect to develop some of the commercial property through Toll Brothers Realty Trust, a venture which is effectively owned one-third by us; one-third by a number of our senior executives and/or directors including Robert I. Toll, Bruce E. Toll and members of his family, Zvi Barzilay and members of his family and Joel H. Rassman; and one-third by the Pennsylvania State Employees Retirement System.

                                  Toll Corp.

     Toll Corp. is an indirect, wholly-owned, consolidated subsidiary of Toll Brothers, Inc. Toll Corp. generates no operating revenues and has no independent operations other than the financing of other subsidiaries of Toll Brothers, Inc. by lending the proceeds of the notes offered in this prospectus supplement and similar activities related to previous offerings of debt securities.


                                 The Offering

Issuer...................   Toll Corp., a Delaware corporation.

The Notes................   $200,000,000 aggregate principal amount of 8 1/4%
                            Senior Subordinated Notes due 2011.

Maturity.................   The notes will mature on February 1, 2011.

Payment of Interest......   Interest on the notes, at the rate of 8 1/4% per
                            annum, will be payable semi-annually on February 1 and August 1 of each year, commencing August 1, 2001.

Guarantee................   Payment of principal and interest on the notes
                            will be fully and unconditionally guaranteed on a senior subordinated basis by Toll Brothers, Inc.

Optional Redemption......   On or after February 1, 2006, Toll Corp. may, upon
                            at least 30 days notice, redeem the notes, in whole or in part, at the redemption prices described in this prospectus supplement, together with accrued and unpaid interest on the notes.

Subordination............   The notes will be unsecured obligations of Toll
                            Corp. and will be junior in right of payment to all existing and future senior indebtedness of Toll
                            Corp. The guarantee will be an unsecured obligation of Toll Brothers, Inc. and will be junior in right of payment to all existing and future senior indebtedness of Toll Brothers, Inc. The notes and the guarantee will be effectively junior to all existing and future claims of creditors of Toll
                            Brothers, Inc.'s other subsidiaries. At October 31,
                            2000, after giving effect to the issuance of the notes, the amount of liabilities of Toll Brothers, Inc. and its subsidiaries effectively ranking senior in right of payment to the notes, including senior indebtedness of Toll Corp. and Toll Brothers, Inc.
                            and liabilities of Toll Brothers, Inc.'s subsidiaries other than Toll Corp., but excluding collateralized mortgage financing, would have been $1,224,744,000. Although the indenture that will govern the notes contains limitations on the incurrence of additional indebtedness, Toll
                            Brothers, Inc. and its subsidiaries currently could incur significant additional indebtedness, including senior indebtedness.

Use of Proceeds..........   We estimate that the net proceeds from this
                            offering will be approximately $196.7 million. We intend to use these proceeds for general corporate purposes, which may include acquisition of residential development property, repayment of bank debt and working capital needs.

                            Pending these applications, we expect to invest the net proceeds in high-grade, short-term, marketable, interest-bearing securities.

Certain Covenants........   The indenture under which the notes will be issued
                            will contain covenants that, among other things, limit the ability of Toll Brothers, Inc. and its subsidiaries to incur additional indebtedness and pay dividends or make other distributions and certain investments.


                          Principal Executive Offices

     The principal executive offices of both Toll Brothers, Inc. and Toll Corp. are located at 3103 Philmont Avenue, Huntingdon Valley, Pennsylvania 19006-4298. The telephone number at the principal executive offices is (215) 938-8000.

     Our web address is www.tollbrothers.com. This web address is provided for informational purposes only. Information contained in our web site does not constitute part of this prospectus supplement or the accompanying prospectus.

         Summary Consolidated Financial Information and Operating Data
                   (Dollars in Thousands, Except for Ratios)

     The following summary consolidated financial information for the five years ended October 31, 2000 is derived from our audited consolidated financial statements.



                                                                            Year Ended October 31,
                                                ------------------------------------------------------------------------------
                                                     1996           1997            1998            1999             2000
                                                -------------   ------------   -------------   -------------   ---------------
Income Statement Data:
Revenues ....................................     $ 760,707      $ 971,660      $1,210,816      $1,464,115       $ 1,814,362
                                                  ---------      ---------      ----------      ----------       -----------
Costs and expenses
Land and housing construction ...............       580,990        748,323         933,853       1,131,247         1,366,869
Selling, general and administrative .........        69,735         86,301         106,729         130,213           170,358
Interest ....................................        24,189         29,390          35,941          39,905            46,169
                                                  ---------      ---------      ----------      ----------       -----------
                                                    674,914        864,014       1,076,523       1,301,365         1,583,396
                                                  ---------      ---------      ----------      ----------       -----------
Income before income taxes and
 extraordinary item .........................     $  85,793      $ 107,646      $  134,293      $  162,750       $   230,966
                                                  =========      =========      ==========      ==========       ===========
Income before extraordinary item ............     $  53,744      $  67,847      $   85,819      $  103,027       $   145,943
Extraordinary loss from extinguishment
 of debt, net of income taxes ...............            --         (2,772)         (1,115)         (1,461)               --
                                                  ---------      ---------      ----------      ----------       -----------
Net income ..................................     $  53,744      $  65,075      $   84,704      $  101,566       $   145,943
                                                  =========      =========      ==========      ==========       ===========
Other Financial Data:
Depreciation and amortization ...............     $   3,306      $   4,055      $    5,611      $    6,594       $     8,528
Interest incurred ...........................     $  27,695      $  35,242      $   38,331      $   51,396       $    60,236
Ratio of earnings to fixed charges,
 including consolidated mortgage
 financing partnerships(1) ..................          3.87           3.81            4.35            3.89              4.53

                                                                October 31,
                                 --------------------------------------------------------------------------
                                     1996          1997            1998            1999            2000
                                 -----------   ------------   -------------   -------------   -------------
Balance Sheet Data:
Assets
Inventory ....................    $772,471      $  921,595     $1,111,223      $1,443,282      $1,712,383
                                  --------      ----------     ----------      ----------      ----------
  Total assets ...............    $837,926      $1,118,626     $1,254,468      $1,668,062      $2,030,254
                                  ========      ==========     ==========      ==========      ==========
Debt
Loans payable ................    $132,109      $  189,579     $  182,292      $  213,317      $  326,537
Subordinated debt ............     208,415         319,924        269,296         469,418         469,499
                                  --------      ----------     ----------      ----------      ----------
Total debt ...................    $340,524      $  509,503     $  451,588      $  682,735      $  796,036
                                  ========      ==========     ==========      ==========      ==========
Shareholders' equity .........    $314,677      $  385,252     $  525,756      $  616,334      $  745,145
                                  ========      ==========     ==========      ==========      ==========

Summary Operating Data:



                                                                               Year Ended October 31,
                                                     ---------------------------------------------------------------------------
                                                         1996           1997            1998            1999            2000
                                                     -----------   -------------   -------------   -------------   -------------
Number of homes closed ...........................       2,109           2,517           3,099           3,555           3,945
Number of homes contracted(2) ....................       2,398           2,701           3,387           3,845           4,418
Sales value of homes contracted(2) ...............    $884,677      $1,069,279      $1,383,093      $1,640,990      $2,149,366
Number of homes in backlog, end of
 period(2) .......................................       1,367           1,551           1,892           2,381           2,779
Sales value of backlog, end of period(2) .........    $526,194      $  627,220      $  814,714      $1,067,685      $1,434,946

-------------
(1) For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes, extraordinary loss plus interest expense and fixed charges except interest incurred. Fixed charges consist of interest incurred, whether expensed or capitalized, one-third of rent expense that is representative of the interest factor and amortization of debt discount and issuance costs. The pro forma ratio of earnings to fixed charges, including consolidated mortgage financing partnerships, would be
    3.58 for the year ended October 31, 2000 assuming that the debt in this offering was outstanding as of November 1, 1999.


(2) Backlog consists of homes which were under contract but not closed at the end of the period. New contracts for fiscal 2000 and 1999 included $14,844 (54 homes) and $13,141 (46 homes), respectively, from an unconsolidated 50% owned joint venture. Backlog as of October 31, 2000 and 1999 included $9,425 (33 homes) and $13,756 (54 homes), respectively, from this joint venture.

                                USE OF PROCEEDS

     We estimate that the net proceeds from this offering will be approximately $196.7 million. We intend to use these proceeds for general corporate purposes, which may include acquisition of residential development property, repayment of bank debt and working capital needs. Pending these applications, we expect to invest the net proceeds in high-grade, short-term, marketable, interest-bearing securities.

     We have a $465 million unsecured revolving credit facility with sixteen banks which extends through February 2003. Interest is payable on short-term borrowings under the facility at 0.575% above the Eurodollar rate or at other specified variable rates as selected by us from time to time. We are currently paying interest at rates ranging from 7.29% to 7.7%. We incurred the indebtedness outstanding under the revolving credit facility to acquire residential development property and to fund our working capital requirements.


                                CAPITALIZATION

     The following table sets forth the consolidated capitalization of Toll Brothers, Inc. at October 31, 2000 and as adjusted to give effect to the sale of the notes.





                                                                           October 31, 2000
                                                                    -------------------------------
                                                                        Actual         As Adjusted
                                                                    --------------   --------------
                                                                            (in thousands)
Debt:
 Loans payable(1)(2) ............................................     $  326,537       $  326,537
 8 3/4% Senior Subordinated Notes due 2006 ......................        100,000          100,000
 7 3/4% Senior Subordinated Notes due 2007 ......................        100,000          100,000
 8 1/8% Senior Subordinated Notes due 2009 ......................        170,000          170,000
 8% Senior Subordinated Notes due 2009 ..........................        100,000          100,000
 8 1/4% Senior Subordinated Notes due 2011 ......................             --          200,000
                                                                      ----------       ----------
   Total debt ...................................................        796,537          996,537
                                                                      ----------       ----------
Shareholders' equity(3):
 Preferred stock, par value $.01 per share; none issued .........             --               --
                                                                      ----------       ----------
 Common stock, par value $.01 per share; 37,028 issued ..........            359              359
 Additional paid-in capital .....................................        105,454          105,454
 Retained earnings ..............................................        668,608          668,608
 Treasury stock, at cost; 1,133 shares ..........................        (29,276)         (29,276)
                                                                      ----------       ----------
Total shareholders' equity ......................................        745,145          745,145
                                                                      ----------       ----------
Total debt and shareholders' equity .............................     $1,541,682       $1,741,682
                                                                      ==========       ==========

------------
(1) We have a $465 million unsecured revolving credit facility with 16 banks which extends through February 2003. At October 31, 2000, we had $80 million of loans and approximately $35.9 million of letters of credit outstanding under the facility. In addition, we had $220 million of term loans from a number of banks and $26.5 million of purchase money mortgages payable and other debt.

(2) At January 19, 2001, the outstanding balance on the revolving credit agreement was $100 million.

(3) Our authorized capital stock consists of 45,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share. Our board of directors is authorized to amend our Certificate of Incorporation to increase the number of authorized shares of common stock to 100,000,000 shares and the number of shares of authorized preferred stock to 15,000,000 shares. As detailed in our preliminary proxy statement, filed with the SEC on January 19, 2001, it is our intention to seek stockholder approval of a proposal to authorize our board of directors, without further action by stockholders, to increase the number of authorized shares of common stock, up to a maximum of 200,000,000 shares, by filing one or more certificates of amendment to our Certificate of Incorporation.

                                   BUSINESS


     We began doing business through predecessor entities in 1967, forming Toll Brothers, Inc. in the State of Delaware in May 1986. We design, build, market and arrange financing for single-family detached and attached homes in middle and high income residential communities catering to move-up, empty-nester and age-qualified homebuyers in 20 states and six regions around the country. These communities are generally located on land that we have either developed or acquired fully approved and, in some cases, improved. We emphasize high quality construction and customer satisfaction.

     Currently, we operate in major suburban residential areas of:

     o southeastern Pennsylvania and Delaware

     o central New Jersey

     o the Virginia and Maryland suburbs of Washington, D.C.

     o Baltimore County, Maryland

     o the Boston, Massachusetts metropolitan area

     o Rhode Island

     o southern New Hampshire

     o Fairfield and Hartford Counties, Connecticut

     o Westchester County, New York

     o Los Angeles metropolitan area and San Diego, California

     o San Francisco Bay area

     o Palm Springs, California

     o Raleigh and Charlotte, North Carolina

     o Phoenix, Arizona metropolitan area

     o Dallas and Austin, Texas

     o the east and west coasts of Florida

     o Las Vegas, Nevada

     o Columbus, Ohio

     o Nashville, Tennessee

     o Detroit, Michigan

     o Chicago, Illinois

     We continue to explore additional geographic areas for expansion. We also operate our own land development, architectural, engineering, mortgage, title, security monitoring, landscape, cable T.V., broad band internet access, lumber distribution, house component assembly and manufacturing operations.

     In March 1999, we acquired land for homes, apartments, retail, office and industrial space in the master planned community of South Riding, located in Loudoun County, Virginia. We are using some of the property for our homebuilding operations and are selling some of the home sites and commercial property to other builders. We are also developing several master planned communities in which we may sell land to other builders. We expect to develop some of the commercial property through Toll Brothers Realty Trust, a venture which is effectively owned one-third by us, one-third by a number of our senior executives and/or directors including Robert I. Toll, Bruce E. Toll (and members of his family), Zvi Barzilay (and members of his family) and Joel H. Rassman, and one-third by the Pennsylvania State Employees Retirement System.

     At October 31, 2000, we were offering homes for sale in 146 communities with over 17,500 home sites which we owned or controlled through options. We also owned or controlled over 15,500 home sites in proposed communities. We were offering single-family detached homes at prices, excluding customized options, generally ranging from $183,000 to $1,120,000, with an average base sales price of $453,000. We were offering attached homes, excluding customized options, at prices generally ranging from $155,000 to $600,000, with an average base sales price of $298,000. In the five years ended October 31, 2000, we delivered more than 15,000 homes in 321 communities.

     In recognition of our achievements, we have received numerous awards from national, state and local homebuilder publications and associations. We are the only publicly traded home builder to have won all three of the industry's highest honors: America's Best Builder (1996), the National Housing Quality Award (1995), and Builder of the Year (1988).

     At October 31, 2000, we had a backlog of $1.43 billion, representing 2,779 homes, 34% higher than the $1.07 billion backlog, representing 2,381 homes, at October 31, 1999. We expect substantially all homes in backlog at October 31, 2000 to be delivered by October 31, 2001.

     We generally attempt to reduce certain risks homebuilders encounter by:

     o controlling land for future development through options whenever possible, allowing us to obtain the necessary governmental approvals before acquiring title to the land;

     o beginning construction of homes after signing an agreement of sale with a buyer; and

     o using subcontractors to perform home construction and land development work on a fixed-price basis.

     In order to obtain better terms or prices or due to competitive pressures, from time to time we have purchased properties outright, or acquired the underlying mortgage and subsequently acquired title to the property, prior to obtaining all of the necessary governmental approvals needed to commence development.


The Communities

     Our communities are generally located in suburban areas near major highways with access to major cities. Before 1982, all of our communities were located in southeastern Pennsylvania. We expanded outside of Pennsylvania as shown in the table below:

                            Fiscal Year
State                        of Entry
------------------------   ------------
New Jersey .............       1982
Delaware ...............       1987
Massachusetts ..........       1988
Maryland ...............       1988
Virginia ...............       1992
Connecticut ............       1992
New York ...............       1993
California .............       1994
North Carolina .........       1994
Texas ..................       1995

                           Fiscal Year
State                        of Entry
-------------------------  ------------
Arizona ................       1995
Florida ................       1995
Ohio ...................       1997
Tennessee ..............       1998
Nevada .................       1998
Michigan ...............       1999
Illinois ...............       1999
Rhode Island ...........       2000
New Hampshire ..........       2000

     We build high-quality, detached single-family homes that are marketed primarily to "upscale" luxury home buyers, generally those persons who have previously owned a principal residence seeking to buy a larger home -- the so-called "move-up" market. We believe our reputation as a developer of homes for this market enhances our competitive position with respect to the sale of more moderately priced detached homes, as well as attached homes.

     We also market to the 50+ year-old "empty-nester" market and believe that this market has strong growth potential. We have developed a number of home designs with features such as single-story floor plans and first floor master bedroom suites that we believe appeal to this category of home buyer and have integrated these designs into our communities along with our other homes.

     In 1999, we opened for sale our first active-adult, age-qualified community for households in which at least one member is 55 years of age. We are currently operating three of these communities and expect to open several more during the next few years.

     We believe that the demographics of the move-up, empty-nester and active-adult, age-qualified up-scale markets provide potential for growth in the coming decade. According to the U.S. Census Bureau, the number of households earning $100,000 or more (in constant 1999 dollars) now stands at
12.8 million households, approximately 12.2% of all U.S. households. This group has grown at nearly seven times the rate of increase of all U.S. households over the past two decades. According to Claritas, Inc., a provider of demographic information, approximately 5.2 million of these households are located in our current markets. The largest number of baby boomers, more than 4 million born annually between 1954 and 1964, are now 36 to 47 years of age and in their peak move-up home buying years. The leading edge of the baby boom generation is just entering its 50's and the empty-nester market. Additionally, the U.S. Census Bureau projects that by 2010, the number of households of 55 to 64 year-olds, households we target for our age-qualified communities, will increase by over 47%.

     We also develop master planned country club communities and currently have seven of these communities containing approximately 6,500 home sites and expect to open three additional communities during the next two years. These communities, many of which contain golf courses and other country club type amenities, enable us to offer multiple home types and sizes to a broad range of move-up, empty-nester and age-qualified buyers. We currently have master planned communities in Michigan, Florida, North Carolina and Virginia.

     Each single-family detached home community offers several home plans, with the opportunity for home buyers to select various exterior styles. The communities are designed to fit existing land characteristics, blending winding streets with cul-de-sacs to establish a pleasant environment. We strive to create a diversity of architectural styles within an overall planned community. We attempt to achieve this diversity by:

     o offering several different home models with various exterior design options for each model within each community;

     o    preserving existing trees and foliage whenever feasible; and

     o limiting the number of homes visible from any particular vantage point within the community by designing streets that curve.

In addition, homes of the same type or color are typically not built next to each other. These communities have attractive entrances with distinctive signage and landscaping which we believe avoids a "development" appearance and gives each community a diversified neighborhood appearance that enhances home values.

     Our attached home communities generally offer one to three-story homes, provide for limited exterior options and often include commonly-owned recreational acreage containing playing fields, swimming pools and tennis courts.


The Homes

     Most single-family detached-home communities offer at least four different home plans, each with several substantially different architectural styles. For example, the same basic floor plan may be selected with a Colonial, Georgian, Federal or Provincial design, and exteriors may be varied further by the use of stone, stucco, brick or siding. Attached home communities generally offer two or three different floor plans with two, three or four bedrooms.

     In all of our communities, a wide selection of options is available to the purchaser for an additional charge. The options typically are more numerous and significant on the more expensive homes. Major options include additional garages, additional rooms, finished lofts and additional fireplaces. As a result of the additional charges for such options, the average sales price of our homes was approximately 19% higher than the base sales price during fiscal 2000.

     The range of base sales prices for our various lines of homes at October 31, 2000, was as follows:



  Single-Family Detached Homes:
     Move-up ...........................   $183,000 --     $  727,000
     Executive .........................    271,000 --        899,000
     Estate ............................    330,000 --      1,120,000
     Active-Adult, Age-Qualified .......    196,000 --        439,000

  Attached Homes:
     Flats .............................   $155,000 --     $  225,000
     Townhomes .........................    190,000 --        396,000
     Carriage Homes ....................    254,000 --        600,000


     Contracts for the sale of homes are at fixed prices. The prices at which we offer homes have generally increased from time to time during the sellout period for each community; however, we cannot assure you that sales prices will increase in the future.


     We use some of the same basic home designs in similar communities. However, we are continuously developing new designs to replace or augment existing designs to assure that our homes reflect current consumer preferences. For new designs, we have our own architectural staff and also engage unaffiliated architectural firms. During fiscal 2000, we introduced over 80 new models.


     We operate in six regions throughout the United States. The following table summarizes by region our closings and new contracts signed for fiscal 2000 and backlog at October 31, 2000:



                                                Closings             New Contracts             Backlog
                                          ---------------------  ---------------------  ---------------------
Regions                                    Units       $000       Units       $000       Units       $000
----------------------------------------  -------  ------------  -------  ------------  -------  ------------
Northeast (MA, NY, CT, NJ, NH, RI) .....   1,043    $  492,567    1,043    $  513,938      723    $  367,586
Mid-Atlantic (PA, DE, MD, VA) ..........   1,293       584,912    1,280       592,738      679       319,220
Southeast (NC, TN, FL) .................     269       133,892      419       203,963      312       146,632
Southwest (AZ, NV, TX) .................     734       276,548      731       315,643      417       209,327
Midwest (IL, MI, OH) ...................     335       122,145      481       205,994      311       147,214
West (CA) ..............................     271       152,866      464       317,090      337       244,967
                                           -----    ----------    -----    ----------    -----    ----------
   Total ...............................   3,945    $1,762,930    4,418    $2,149,366    2,779    $1,434,946
                                           =====    ==========    =====    ==========    =====    ==========


     The following table summarizes certain information with respect to residential communities under development at October 31, 2000:



                                                                   Homes Under
                           Number of        Homes       Homes     Contract and     Home Sites
Regions                   Communities     Approved     Closed      Not Closed      Available
----------------------   -------------   ----------   --------   --------------   -----------
Northeast ............         52           5,008      1,932            723           2,353
Mid-Atlantic .........         55           8,043      2,546            679           4,818
Southeast ............         30           3,496        517            312           2,667
Southwest ............         36           3,733      1,258            417           2,058
Midwest ..............         24           2,728        649            311           1,768
West .................         16           1,607        202            337           1,068
                              ---          ------      -----          -----          ------
   Total .............        213          24,615      7,104          2,779          14,732
                              ===          ======      =====          =====          ======


     Of the 213 communities under development at October 31, 2000, 146 had homes being offered for sale and 40 had not yet opened for sale. The other 27 had been sold out but not all closings had been completed. Of the 146 communities in which homes were being offered for sale, 129 were single family detached-home communities containing a total of 188 homes under construction but not under contract, exclusive of model homes and 17 were attached home communities containing a total of 54 homes under construction but not under contract, exclusive of model homes.

     At October 31, 2000, we had not commenced significant site improvements on approximately 9,239 of the 14,732 available home sites. Of the 14,732 available home sites, 1,035 were not owned by us, but were controlled through options.


Land Policy


     Before entering into a contract to acquire land, we complete extensive comparative studies and analyses on detailed internally-designed forms that assist us in evaluating each acquisition. We generally attempt to follow a policy of acquiring options to purchase land for future communities. However, in order to obtain better terms or prices, or due to competitive pressures, we will, from time to time, acquire property outright. In addition, we have, at times, acquired the underlying mortgage on a property and subsequently obtained title to that property.


     Our options or purchase agreements are generally on a non-recourse basis, thereby limiting our financial exposure to the amounts we invest in property and pre-development costs. The use of options or purchase agreements may increase the price of land that we eventually acquire, but significantly reduces risk. It also allows us to obtain necessary development approvals before acquisition of the land, which generally enhances the value of the options or purchase agreements, and the land, when acquired. We are able to extend many of these options for varying periods of time, in some cases by paying an additional deposit, and in other cases without an additional payment. Our purchase agreements are typically subject to numerous conditions including, but not limited to, our ability to obtain necessary governmental approvals for the proposed community. Often, the downpayment on an agreement will be returned to us if all approvals are not obtained, although pre-development costs may not be recoverable. We have the right to cancel any of our land agreements by forfeiture of our down payment on the agreement. In these instances, we generally are not able to recover any pre-development costs.


     During the early 1990's, due to the recession and the difficulties other builders and land developers had in obtaining financing, the number of buyers competing for land in our market areas decreased, while the number of sellers increased, resulting in lower prices for our land acquisitions. Further, many of the land parcels offered for sale were fully approved, and often improved, subdivisions. Previously, such types of subdivisions generally were not available for acquisition in our market areas. We purchased several such subdivisions outright and acquired control of several others through option contracts.


     Due to the improvement in the economy and the increased availability of capital during the later portion of the 1990's, we have experienced an increase in competition for available land in our market areas. Our ability to continue our development activities over the long-term is dependent upon our continued ability to locate and enter into options or agreements to purchase land, obtain governmental approvals for suitable parcels of land, and consummate the acquisition and complete the development of such land.


     While we believe that there is significant diversity in our existing markets and that this diversity provides protection from the vagaries of individual local economies, we also believe that entry into additional geographic markets will provide additional protection and more opportunities for growth. We continue to look for new markets.


     The following is a summary of the parcels of land that we either owned or controlled through options at October 31, 2000 for proposed communities, as distinguished from those currently under development:



                                    Number of        Number of
Regions                            Communities     Homes Planned
-------------------------------   -------------   --------------
  Northeast ...................         50             5,183
  Mid-Atlantic ................         50             7,710
  Southeast ...................          3               438
  Southwest ...................          3               344
  Midwest .....................          4               902
  West ........................         11             1,030
                                       ---            ------
  Total .......................        121            15,607
                                       ===            ======

Of the 15,607 planned home sites at October 31, 2000, 5,799 lots were owned and 1,417 were held for sale. The aggregate purchase price of land parcels under option at October 31, 2000 was approximately $648,347,000, of which $32,934,000 had been paid or deposited.

     We evaluate all of the land under our control for proposed communities on an ongoing basis for economic and market feasibility. As a result of this evaluation, we charged approximately $1,618,000 of costs related to proposed communities to expense in fiscal 2000 because we no longer deemed them recoverable.

     We cannot assure you that we will be successful in securing necessary development approvals for the land currently under our control or for land which we may acquire control of in the future or, that upon obtaining the development approvals, we will elect to complete our purchases under the options. We have generally been successful in the past in obtaining governmental approvals, have substantial land currently owned or under our control for which we have obtained or are seeking such approvals, as set forth in the table above, and have devoted significant resources to locating suitable land for future development and to obtaining the required approvals on land under our control. Failure to locate sufficient suitable land or to obtain necessary governmental approvals, however, may impair our ability over the long-term to maintain current levels of development activities.

     We believe that we have an adequate supply of land in our existing communities and in land held for future development, assuming that all properties are developed, to maintain our operations at current levels for several years.


Community Development


     We expend considerable effort in developing a concept for each community, which includes determining the sizes, styles and price ranges of the homes, layout of the streets and individual lots, and overall community design. After obtaining the necessary governmental subdivision and other approvals, which can sometimes require several years, we improve the land by grading and clearing it, installing roads, underground utility lines and pipes, erecting distinctive entrance structures, and staking out individual home sites.

     Each community is managed by a project manager who is located at the site. Working with construction managers, marketing personnel and, when required, other internal and outside professionals such as engineers, architects and legal counsel, the project manager is responsible for supervising and coordinating the various developmental steps from acquisition through the approval stage, marketing, construction and customer service, including monitoring the progress of work and controlling expenditures. Major decisions regarding each community are made by senior members of management.

     We recognize revenue only when title and possession are transferred to the buyer, which generally occurs shortly after home construction is substantially completed. The most significant variable affecting the timing of our revenue stream, other than housing demand, is receipt of final regulatory approvals. Only upon receiving these approvals may we begin the process of obtaining executed contracts for sales of homes. Receipt of final approvals is not seasonal. Although sales and construction activities vary somewhat with the seasons, affecting the timing of closings, any seasonal effect is relatively insignificant compared to the effect of receipt of final governmental approvals.


     Subcontractors perform all home construction and land development work, generally under fixed-price contracts. We act as a general contractor and purchase some, but not all, of the building supplies we require. While we have experienced some shortages in the availability of subcontractors in some markets, we do not anticipate any material effect from these shortages in our homebuilding operations. Our construction managers and assistant managers coordinate subcontracting activities and supervise all aspects of construction work and quality control. One of the ways we seek to achieve home buyer satisfaction is by providing our construction managers with incentive compensation arrangements based on each home buyer's satisfaction as reported on their pre-closing and post-closing checklists.


     We maintain insurance to protect ourselves against certain risks associated with our activities. These insurance policies include, among others, general liability, "all-risk" property, workers' compensation, automobile, and employee fidelity. We believe the amounts and extent of our policies are adequate.

Marketing

     We believe that our marketing strategy, which emphasizes our more expensive "Estate" and "Executive" lines of homes, has enhanced our reputation as a builder-developer of high-quality upscale housing. We believe this reputation results in greater demand for all of our lines of homes. We generally include attractive decorative moldings such as chair rails, crown moldings, dentil moldings and other aesthetic features, even in our less expensive homes, based on our belief that this additional construction expense is important to our marketing effort.

     In addition to relying on management's extensive experience, we determine the price for our homes through an internally-designed value analysis program that compares our homes with homes offered by other builders in the same local marketing area. We accomplish this by assigning a positive or negative dollar value to differences in product features, such as amenities, location and marketing.

     We expend great effort in creating our model homes, which play an important role in our marketing. In our models, we create an attractive atmosphere, with bread baking in the oven, fires burning in fireplaces, and music playing in the background. Interior decorations vary among the models and are carefully selected based upon the lifestyles of the prospective buyers. During the past several years, we have received a number of awards from various homebuilder associations for our interior merchandising.

     The sales office located in each community is generally staffed by our own sales personnel, who are compensated with salary and commission. In addition, we derive a significant portion of our sales are from the introduction of customers to our communities by local cooperating realtors.

     We advertise extensively in newspapers, other local and regional publications and on billboards. We also use videotapes and attractive color brochures to describe each community. The Internet has become an important source of information for our customers. A visitor to our award-winning web-site can obtain information regarding our communities and homes across the country and take a panoramic or video tour of many of our homes. Our web address is www.tollbrothers.com. This web address is provided for informational purposes only. Information contained in our web site does not constitute part of this prospectus supplement or the accompanying prospectus.

     All of our homes are sold under a limited warranty as to workmanship and mechanical equipment. Many homebuyers are also provided with a limited ten-year warranty as to structural integrity.


Competition

     The homebuilding business is highly competitive and fragmented. We compete with numerous homebuilders of varying size, ranging from local to national in scope, some of which have greater sales and financial resources than we have. Re-sales of existing homes also provide competition. We compete primarily on the basis of price, location, design, quality, service and reputation; however, during the past several years, our financial stability, relative to others in our industry, has become an increasingly favorable competitive factor. We believe that, due to the increased availability of capital, competition has increased during the past several years.


Regulation and Environmental Matters

     We are subject to various local, state and federal statutes, ordinances, rules and regulations concerning zoning, building design, construction and similar matters, including local regulations that impose restrictive zoning and density requirements in order to limit the number of homes that can eventually be built within the boundaries of a particular locality. In a number of our markets there has been an increase in state and local legislation authorizing the acquisition of land as dedicated open space mainly by governmental, quasi-public and non-profit entities. In addition, we are subject to various licensing, registration and filing requirements in connection with the construction, advertisement and sale of homes in our communities. These laws have not had a material effect on us, except to the extent that their application may have caused us to conclude that development of a proposed community would not be economically feasible, even if any or all necessary governmental approvals were obtained. See "Business--Land Policy". We may also be subject to periodic delays or may be precluded entirely from developing communities due to building moratoriums in the areas in which we operate. These moratoriums generally relate to insufficient water or sewage facilities or inadequate road capacity.

     In order to secure approvals, in some areas, we may have to provide a limited amount of affordable housing at below-market rental or sales prices. The impact on us will depend on how the various state and local governments in the areas in which we engage in development, or intend to engage in development, implement their programs for affordable housing. To date, these restrictions have not had a material impact on us.

     We are also subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning protection of health and the environment, as well as the effects of environmental factors. The particular environmental laws that apply to any given community vary greatly according to the location of the site, the site's environmental condition and the present and former uses of the site. These environmental laws may result in delays, may cause us to incur substantial compliance and other costs, and may prohibit or severely restrict development in certain environmentally sensitive regions or areas.

     We maintain a policy of engaging independent environmental consultants to evaluate land for the potential of hazardous or toxic materials, wastes or substances prior to consummating the acquisition of the property. Because we have generally obtained these assessments for the land we have purchased, we have not been significantly affected to date by the presence of these materials.


                             DESCRIPTION OF NOTES


General

     The notes constitute a single series of debt securities, as discussed in the accompanying prospectus, and will be limited to $300,000,000 aggregate principal amount, of which $200,000,000 principal amount is being offered in this prospectus supplement. The notes will be issued under an indenture, among Toll Corp., Toll Brothers, Inc. and Bank One Trust Company, NA, as trustee, as supplemented by an authorizing resolution relating to the notes, which collectively constitute the indenture governing the notes. The indenture is more fully described in the accompanying prospectus. The notes will bear interest from the date of original issuance, at the rate per annum shown on the front cover page of this prospectus supplement, computed on the basis of a 360-day year of twelve 30-day months. Interest will be payable semiannually on February 1 and August 1 in each year, commencing August 1, 2001, to the persons in whose name the notes are registered at the close of business on January 15 or July 15, as the case may be, preceding that interest payment date. The notes will be due on February 1, 2011 and will be issued in fully registered book-entry form. See "-- Book-Entry System" below.

     The notes are subordinated in right of payment to all senior indebtedness of Toll Corp. under the provisions described under "Subordination of Notes and Guarantee" below. Toll Brothers, Inc. will unconditionally guarantee on a senior subordinated basis the due and punctual payment of the principal of, and premium, if any, and interest on, the notes, when and as the same become due and payable, whether at maturity, by declaration of acceleration, call for redemption or otherwise. The guarantee is subordinated in right of payment to all senior indebtedness of Toll Brothers, Inc. pursuant to the provisions described under "Subordination of Notes and Guarantee" below. The notes and the guarantee are not by their terms, nor are they otherwise currently, senior to any indebtedness of Toll Corp. or Toll Brothers, Inc., respectively, and have been designated "senior subordinated" primarily because the notes and the guarantee rank equally in right of payment with Toll Corp.'s 8 3/4% Senior Subordinated Notes due 2006, 7 3/4% Senior Subordinated Notes due 2007, 8 1/8% Senior Subordinated Notes due 2009, 8% Senior Subordinated Notes due 2009 and Toll Brothers, Inc.'s related guarantees.

     Toll Corp. may pay principal and interest by wire transfer or by check and may mail an interest check to the registered address of each holder of each outstanding note. Noteholders must surrender notes to a paying agent to collect principal payments.

     Initially, the trustee will act as paying agent and registrar with respect to the notes. Toll Corp. may change any paying agent and registrar without notice. The trustee is an affiliate of a participant in the revolving credit agreement and a term loan, both of which are guaranteed by Toll Brothers, Inc.

     The terms of the notes and the guarantee include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

Redemption

     Optional Redemption. The notes may be redeemed at any time on or after February 1, 2006 and prior to maturity at the option of Toll Corp., in whole or in part, from time to time, on not less than 30 nor more than 60 days prior notice, mailed by first-class mail to each holder of record at the holder's last address as it appears on the registration books of the registrar, at the following redemption prices, expressed as percentages of the principal amount, in each case with accrued and unpaid interest thereon to the redemption date, if redeemed during the 12-month period beginning February 1 of the following years:


Year                                           Percentage
-----------------------------------------   -------------
  2006 ..................................       104.125%
  2007 ..................................       102.750%
  2008 ..................................       101.375%
  2009 and thereafter ...................       100.000%

     Selection for Redemption. If less than all the notes are to be redeemed, selection of notes for redemption will be made by the trustee, if the notes are listed on a national securities exchange, in accordance with the rules of such exchange, or if the notes are not so listed, on a pro rata basis or by lot or in such other manner as the trustee deems appropriate and fair in its discretion in denominations of $1,000 and integral multiples thereof.

Subordination of Notes and Guarantee

     The payment of the principal of, and premium, if any, and interest on, the notes will be junior in right of payment, in the manner and to the extent set forth in the indenture, to the prior payment in full of all senior indebtedness of Toll Corp. whether outstanding on the date of the indenture or thereafter created, incurred, assumed or guaranteed. Upon (1) the maturity of any senior indebtedness of Toll Corp. by lapse of time, acceleration, unless waived, or otherwise, or (2) any distribution of the assets of Toll Corp. upon any dissolution, winding up, liquidation or reorganization of Toll Corp., the holders of senior indebtedness of Toll Corp. will be entitled to receive payment in full before the holders of the notes will be entitled to receive any payments on the notes. If, in any of the situations referred to in clause (1) or (2) above, a payment is made to the trustee or to the noteholders by Toll Corp. before all senior indebtedness of Toll Corp. has been paid in full or provision has been made for such payment, the payment to the trustee or the noteholders must be paid over to the holders of senior indebtedness of Toll Corp.

     Senior indebtedness of Toll Corp. is defined as the principal of, and premium, if any, and interest on, any indebtedness, whether outstanding on the date of the indenture or thereafter created, incurred, assumed or guaranteed by Toll Corp.:

     o    under Toll Brothers Inc.'s revolving credit agreement;

     o for money borrowed from others, including, for this purpose, all obligations incurred under capitalized leases or purchase money mortgages or under letters of credit or similar commitments; and

     o in connection with the acquisition by it of any other business, property or entity and, in each case, all renewals, extensions and refundings thereof, unless the terms of the instrument creating or evidencing the indebtedness expressly provide that the indebtedness is not superior in right of payment to the payment of the principal of, and premium, if any, and interest on, the notes.

Senior indebtedness of Toll Corp. does not include:

     o indebtedness or amounts owed for compensation to employees, for goods or materials purchased in the ordinary course of business, or for services;

     o indebtedness of Toll Corp. to Toll Brothers, Inc. or any subsidiary, as defined in the indenture of Toll Brothers, Inc., for money borrowed or advances from those entities;

     o Toll Corp.'s 8 3/4% Senior Subordinated Notes due 2006, which will rank equally in right of payment with the notes;

     o Toll Corp.'s 7 3/4% Senior Subordinated Notes due 2007, which will rank equally in right of payment with the notes;

     o Toll Corp.'s 8 1/8% Senior Subordinated Notes due 2009, which will rank equally in right of payment with the notes;

     o Toll Corp.'s 8% Senior Subordinated Notes due 2009, which will rank equally in right of payment with the notes; and

     o    the notes.

     Toll Brothers, Inc.'s obligations under the guarantee to pay the principal of, and premium, if any, and interest on, the notes, will be junior in right of payment, in the manner and to the extent set forth in the indenture, to the prior payment in full of all senior indebtedness of Toll Brothers, Inc., whether outstanding on the date of the indenture or thereafter created, incurred, assumed or guaranteed. Upon (1) the maturity of any senior indebtedness of Toll Brothers, Inc. by lapse of time, acceleration, unless waived, or otherwise or (2) any distribution of the assets of Toll Brothers, Inc. upon any dissolution, winding up, liquidation or reorganization of Toll Brothers, Inc., the holders of senior indebtedness of Toll Brothers, Inc. will be entitled to receive payment in full before the holders of the notes will be entitled to receive any payments on the notes pursuant to the guarantee. If, in any of the situations referred to in clause (1) or (2) above, a payment is made to the trustee or to the noteholders by Toll Brothers, Inc. before all senior indebtedness of Toll Brothers, Inc. has been paid in full or provision has been made for such payment, the payment to the trustee or noteholders must be paid over to the holders of senior indebtedness of Toll Brothers, Inc.

     Senior indebtedness of Toll Brothers, Inc. is defined as the principal of, and premium, if any, and interest on, any indebtedness, whether outstanding on the date of the indenture or thereafter created, incurred, assumed or guaranteed by Toll Brothers, Inc.:

     o    under Toll Brothers, Inc.'s revolving credit agreement;

     o for money borrowed from others, including, for this purpose, all obligations incurred under capitalized leases or purchase money mortgages or under letters of credit or similar commitments; and

     o in connection with the acquisition by it of any other business, property or entity, and, in each case, all renewals, extensions and refundings thereof, unless the terms of the instrument creating or evidencing the indebtedness expressly provide that the indebtedness is not superior in right of payment to the payment of the notes pursuant to the guarantee.

Senior indebtedness of Toll Brothers, Inc. does not include:

     o    the guarantee;

     o indebtedness of Toll Brothers Inc. to any subsidiary of Toll Brothers, Inc. for money borrowed or advances from the subsidiary;

     o Toll Brothers, Inc.'s guarantee of Toll Corp.'s 8 3/4% Senior Subordinated Notes due 2006, which will rank equally in right of payment with the guarantee of the notes;

     o Toll Brothers, Inc.'s guarantee of Toll Corp.'s 7 3/4% Senior Subordinated Notes due 2007, which will rank equally in right of payment with the guarantee of the notes;

     o Toll Brothers, Inc.'s guarantee of Toll Corp.'s 8 1/8% Senior Subordinated Notes due 2009, which will rank equally in right of payment with the guarantee of the notes; and

     o Toll Brothers, Inc.'s guarantee of Toll Corp.'s 8% Senior Subordinated Notes due 2009, which will rank equally in right of payment with the guarantee of the notes.

     Toll Brothers, Inc.'s assets consist principally of the stock of its subsidiaries. Therefore, its rights and the rights of its creditors, including the holders of the notes under the indenture, to participate in the assets of any subsidiary of Toll Brothers, Inc., other than Toll Corp., upon liquidation, recapitalization or otherwise will be subject to the prior claims of that subsidiary's creditors, except to the extent that claims of Toll Brothers, Inc. itself may be recognized as a creditor of such a subsidiary. This includes the prior claims of the banks that have provided and are providing First Huntingdon Finance Corp. a revolving credit facility under an agreement pursuant to which Toll Brothers, Inc. and its other subsidiaries, including Toll Corp., have guaranteed or will guarantee the obligations owing to the banks under that facility.

     At October 31, 2000, after giving effect to the issuance of the notes, the amount of outstanding indebtedness of Toll Brothers, Inc. and its subsidiaries effectively ranking senior in right of payment to the notes, excluding collateralized mortgage financing, would have been $1,224,744,000.


Certain Covenants

     Maintenance of Consolidated Net Worth. The indenture provides that if the Consolidated Net Worth of Toll Brothers, Inc. and its subsidiaries at the end of any two consecutive fiscal quarters is less than $55,000,000, then Toll Brothers, Inc. will cause Toll Corp. to offer to repurchase (the "Offer") on the last day of the fiscal quarter next following the second fiscal quarter, or, if the second fiscal quarter ends on the last day of Toll Brothers, Inc.'s fiscal year, 120 days following the last day of the second fiscal quarter (the "Purchase Date"), $7,500,000 aggregate principal amount of notes (or such lesser amount as may be outstanding at the time) at a purchase price equal to their principal amount, plus accrued and unpaid interest to the Purchase Date. Toll Corp. may credit against its obligation to offer to repurchase notes on a Purchase Date the principal amount of (1) notes acquired by Toll Corp. and surrendered for cancellation otherwise than pursuant to an Offer and (2) notes redeemed or called for redemption, in each case at least 60 days before the Purchase Date. In no event will the failure to meet the minimum Consolidated Net Worth stated above at the end of any fiscal quarter (a "Consolidated Net Worth shortfall") be counted toward more than one Offer.

     The following example illustrates the maximum number of days between the occurrence of a Consolidated Net Worth shortfall and the required date of repurchase of the notes if a second consecutive Consolidated Net Worth shortfall were to occur. If Toll Brothers, Inc.'s Consolidated Net Worth were to fall below $55,000,000 on the last day of the third fiscal quarter of Toll Brothers, Inc.'s fiscal year, noteholders would not be entitled to have any portion of their notes repurchased as a result unless Toll Brothers, Inc.'s Consolidated Net Worth also were to remain below that amount on the last day of the fourth fiscal quarter of that fiscal year. In that event, Toll Corp. would then be obligated to repurchase the notes pursuant to the related Offer on the day that is 120 days after the last day of the fourth fiscal quarter; that is, 212 days after the date on which the first Consolidated Net Worth shortfall occurred.

     Any Offer to acquire notes as described above will be mailed not less than 30 days nor more than 60 days prior to the Purchase Date to each noteholder at its last registered address. Toll Brothers, Inc. will comply with Rule 14e-1 under the Securities Exchange Act of 1934, as amended, to the extent that regulation is applicable, in connection with any Offer made pursuant to the terms of the indenture. If an Offer to acquire notes is oversubscribed, Toll Corp. will acquire notes on a pro rata basis with such adjustment as may be deemed appropriate by Toll Brothers, Inc. so that only notes in denominations of $1,000 or integral multiples of $1,000 will be acquired.

     In addition, the indentures governing Toll Corp.'s 8 3/4% Senior Subordinated Notes due 2006, Toll Corp.'s 7 3/4% Senior Subordinated Notes due 2007, Toll Corp.'s 8 1/8% Senior Subordinated Notes due 2009, and Toll Corp.'s 8% Senior Subordinated Notes due 2009, require Toll Corp. to repurchase $7,500,000 aggregate principal amount of each of those notes, or lesser amounts as may be outstanding at the time if Toll Brothers, Inc.'s consolidated net worth at the end of any two consecutive fiscal quarters is less than $55,000,000.

     There are no legal or contractual limitations on Toll Corp.'s ability to repurchase the notes pursuant to an Offer or on Toll Corp.'s ability to repay any other outstanding indebtedness, other than as described under "--Subordination of Notes and Guarantee." However, in the event Toll Corp. is required to make one or more Offers to acquire the notes, or one or more offers to acquire the 8 3/4% Notes, the 7 3/4% Notes, the 8 1/8% Notes or the 8% Notes, or any or all of them, in connection with a Consolidated Net Worth shortfall, there can be no assurance that Toll Corp. will have sufficient funds available to repurchase the notes, the 8 3/4% Notes, the 7 3/4% Notes, the 8 1/8% Notes or the 8% Notes.

     Toll Brothers, Inc.'s Consolidated Net Worth at October 31, 2000 was approximately $745,145,000.

     Limitation on Additional Indebtedness. Toll Brothers, Inc. will not, and will not permit any Restricted Subsidiary to, directly or indirectly, incur, issue, assume, guarantee or in any other manner become liable, contingently or otherwise, with respect to any Indebtedness (or, with respect to Restricted Subsidiaries only, any preferred stock) (whether in liquidation or otherwise) other than Excluded Debt, unless, after giving effect thereto, either (1) the Consolidated Fixed Charge Ratio of Toll Brothers, Inc. exceeds 1.5:1 or (2) the ratio of Indebtedness (and, if applicable, Restricted Subsidiary preferred stock) of such persons (excluding, for purposes of this calculation, purchase money mortgages that are Non-Recourse Indebtedness, obligations incurred under letters of credit, escrow agreements and surety bonds in the ordinary course of business, Indebtedness of Toll Brothers, Inc.'s directly or indirectly majority-owned mortgage finance Affiliates and Excluded Debt) to Consolidated Adjusted Net Worth of Toll Brothers, Inc. is less than 4.5:1. Notwithstanding the foregoing, Toll Brothers, Inc. and its Restricted Subsidiaries may incur, issue, assume, guarantee or otherwise become liable with respect to:

     o    purchase money mortgages that are Non-Recourse Indebtedness;

     o obligations incurred under letters of credit, escrow agreements and surety bonds in the ordinary course of business;

     o indebtedness of Toll Brothers, Inc.'s directly or indirectly majority-owned mortgage finance Affiliates; and

     o indebtedness solely for the purpose of refinancing or repaying any existing Indebtedness or Restricted Subsidiary preferred stock so long as after giving effect to such refinancing or repayment, the sum of total consolidated Indebtedness of Toll Brothers, Inc. and its Restricted Subsidiaries and the aggregate liquidation preference of Restricted Subsidiary preferred stock is not increased; provided that for purposes of this subparagraph, application of the proceeds from the sale of assets of Toll Brothers, Inc. or its Restricted Subsidiaries in the ordinary course of business to reduce Indebtedness or Restricted Subsidiary preferred stock and the subsequent reborrowing to purchase assets in the ordinary course of business will be deemed to be a refinancing.

     Currently, Toll Brothers, Inc. and its Subsidiaries can incur significant additional borrowings notwithstanding the limitations set forth above.

     Limitation on Restricted Payments. The indenture provides that Toll Brothers, Inc. may not declare or pay any dividend or make any distribution or payment on its capital stock or to its stockholders, as stockholders (other than dividends or distributions payable in its capital stock), or purchase, redeem or otherwise acquire or retire for value, or permit any Restricted Subsidiary to purchase or otherwise acquire for value, any capital stock of Toll Brothers, Inc. (collectively, "Restricted Payments"), or make or permit any Restricted Subsidiary to make (a) any loan, advance, capital contribution or transfer other than for fair market value (as determined by a majority of the disinterested members of the board of directors of Toll Brothers, Inc. or the relevant Restricted Subsidiary, which will be evidenced by a written resolution of the board of directors) in or to any Affiliate (which term does not include joint ventures (whether in corporate, partnership or other form) with an unaffiliated party or parties) other than a Restricted Subsidiary or Toll Brothers, Inc. or (b) any Unrestricted Subsidiary Investment (collectively, "Restricted Investments"), if, at the time of the Restricted Payment or Restricted Investment, or after giving effect thereto:

     (1) a default or an event of default has occurred and is continuing;

     (2) the sum of:

     o the aggregate amount expended for the Restricted Payments (the amount expended for such purposes, if other than in cash, to be determined by the board of directors of Toll Brothers, Inc. whose determination will be conclusive and evidenced by a resolution of the board of directors filed with the trustee) subsequent to October 31, 1991; and

     o the amount by which the aggregate book value of all property, net of any previous write-downs or reserves in respect of the property, subject to Non-Recourse Indebtedness which has been accelerated or is in default, is in excess of that Non-Recourse Indebtedness; and

     o    the aggregate amount of Restricted Investments then outstanding,

     will exceed the sum of:

     o 50% of the aggregate Consolidated Net Income (or, in case the aggregate Consolidated Net Income is a deficit, minus 100% of the deficit) of Toll Brothers, Inc. accrued on a cumulative basis subsequent to October 31, 1991; and

     o the aggregate net proceeds, including the fair market value of property other than cash, as determined by the board of directors of Toll Brothers, Inc. whose determination will be conclusive and evidenced by a resolution of the board of directors filed with the trustee, received by Toll Brothers, Inc. from the issue or sale after October 31, 1991 of capital stock of Toll Brothers, Inc. including capital stock of Toll Brothers, Inc. issued upon the conversion of indebtedness of Toll Brothers, Inc. other than capital stock that is redeemable at the option of the holder or is mandatorily redeemable; and

     o    $20,000,000; or

     (3) Toll Brothers, Inc. would be unable to incur an additional $1.00 of Indebtedness (other than Excluded Debt) pursuant to the covenant described under "-- Limitation on Additional Indebtedness" above;

provided, however, that the foregoing will not prevent (a) the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration the making of the payment would have complied with the provisions of this limitation on dividends, or (b) the retirement of any shares of Toll Brothers, Inc.'s capital stock by exchange for, or out of proceeds of the substantially concurrent sale of, other shares of its capital stock (other than capital stock that is redeemable at the option of the holder or is mandatorily redeemable), or (c) the payment or advance of cash compensation or any compensation pursuant to or in connection with any employee benefit plan of Toll Brothers, Inc. and the subsidiaries paid or payable to any person in his or her capacity as an employee, officer or director, and neither the retirement nor the proceeds of any sale or exchange nor the payment or advance of any compensation shall be included in any computation made under clause (2) above.

     Limitation on Restrictions on Payment of Dividends by Subsidiaries to Toll Brothers, Inc. Toll Brothers, Inc. will not, and will not permit any subsidiary to, enter into any agreement or amendment of any existing agreement if the agreement or amendment would restrict the payment of dividends or the making of other distributions on any subsidiary's capital stock, provided that a subsidiary may enter into an agreement or amendment if, immediately prior thereto, either (1) (a) the Consolidated Net Worth of Toll Brothers, Inc. excluding the Consolidated Net Worth of the subsidiary and any other subsidiaries which have such agreements is at least $50,000,000 and (b) the Consolidated Net Worth of the subsidiary and any other subsidiaries which have such agreements does not account for more than 20% of the Consolidated Net Worth of Toll Brothers, Inc. including the subsidiary and any other subsidiaries which have such agreements or (2) the Consolidated Net Worth of Toll Brothers, Inc. excluding the Consolidated Net Worth of the subsidiary and any other subsidiaries which have such agreements, is at least $70,000,000.

     Restricted and Unrestricted Subsidiaries. Toll Brothers, Inc. will not permit any Restricted Subsidiary to be designated as an Unrestricted Subsidiary unless Toll Brothers, Inc. and its Restricted Subsidiaries would thereafter be permitted to (1) incur at least $1.00 of Indebtedness (other than Excluded
Debt) pursuant to the covenant described under "-- Limitation on Additional Indebtedness" above and (2) make a Restricted Payment or Restricted Investment of at least $1.00 under the covenant described under "-- Limitation on Restricted Payments" above.

     Toll Brothers, Inc. will not permit any Unrestricted Subsidiary to be designated as a Restricted Subsidiary unless the subsidiary has outstanding no Indebtedness except Indebtedness as Toll Brothers, Inc. could permit it to become liable for immediately after becoming a Restricted Subsidiary under the provisions of the covenant described under "-- Limitation on Additional Indebtedness" above.

     Toll Brothers, Inc. will not designate Toll Corp. an Unrestricted
Subsidiary.

Events of Default, Notice and Waiver. Each of the following events will be an "Event of Default" with respect to the notes:

     o Toll Brothers, Inc. or Toll Corp. fails to pay interest due on the notes for 30 days;

     o Toll Brothers, Inc. or Toll Corp. fails to pay the principal of the notes when due;

     o Toll Brothers, Inc. or Toll Corp. fails to perform any other agreements contained in the notes or in the guarantee or contained in the indenture for a period of 60 days after Toll Corp.'s receipt of notice of the default from the trustee under the indenture or the holders of at least 25% in principal of the notes;

     o default in the payment of indebtedness of Toll Brothers, Inc. or any "Subsidiary," as defined in the indenture of Toll Brothers, Inc., including Toll Corp., First Huntingdon Finance Corp. or Toll Finance Corp., under the terms of the instrument evidencing or securing the indebtedness which permits the holder of the indebtedness to accelerate the payment of in excess of an aggregate of $2,000,000 in principal amount of the indebtedness, after the lapse of applicable grace periods or, in the case of non-payment defaults, acceleration of the indebtedness if the acceleration is not rescinded or annulled within 10 days after the acceleration, provided that, subject to certain limitations described in the indenture, the term "indebtedness" does not include for this purpose an acceleration of or default on certain "Non-Recourse Indebtedness," as that term is defined in the indenture;

     o a final judgment for the payment of money in an amount in excess of $2,000,000 is entered against Toll Brothers, Inc. or any subsidiary, as defined in the indenture, of Toll Brothers, Inc., including Toll Corp., First Huntingdon Finance Corp. or Toll Finance Corp., which remains undischarged for a period during which execution is not effectively stayed of 60 days after the date on which the right to appeal has expired, provided that the term "final judgment" will not include a "Non-Recourse Judgment," as that term is defined in the indenture, unless the book value of all property, net of any previous write downs or reserves in respect of the property, subject to the Non-Recourse Judgment exceeds the amount of the Non-Recourse Judgment by more than $5,000,000;

     o any one of various events of bankruptcy, insolvency or reorganization specified in the indenture occurs with respect to Toll Brothers, Inc. or Toll Corp.; or

     o the guarantee of Toll Brothers, Inc. relating to the notes ceases to be in full force and effect for any reason other than in accordance with its terms.

     "Non-Recourse Indebtedness," as defined in the indenture, means indebtedness or other obligations secured by a lien on property to the extent that the liability for the indebtedness or other obligations is limited to the security of the property without liability on the part of Toll Brothers, Inc. or any subsidiary, other than the subsidiary which holds title to the property, for any deficiency.

     "Non-Recourse Judgment," as defined in the indenture, means a judgment in respect of indebtedness or other obligations secured by a lien on property to the extent that the liability for (1) the indebtedness or other obligations and
(2) the judgment is limited to the property without liability on the part of Toll Brothers, Inc. or any subsidiary, other than the subsidiary which holds title to the property, for any deficiency.

     The trustee is required to give notice to the holders of the notes within 90 days of a default with respect to the notes under the indenture. However, the trustee may withhold notice to the holders of the notes, except in the case of a default in the payment of principal, premium, or interest, if any, with respect to the notes, if the trustee considers the withholding to be in the interest of the holders.

     If an Event of Default under the notes, other than an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization with respect to Toll Brothers, Inc. or Toll Corp. occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of all of the notes may, by giving an acceleration notice to Toll Corp., declare the unpaid principal of and accrued and unpaid interest on all of the notes to be due and payable if, with respect to the notes (1) (a) no designated senior debt of Toll Brothers, Inc. or Toll Corp. is outstanding, or (b) if the notes are not subordinated to other indebtedness of Toll Corp., immediately; or (2) if designated senior debt of Toll Brothers, Inc. or Toll Corp. is outstanding and the notes are junior to other indebtedness of Toll Corp., upon the earlier of
(A) ten days after the acceleration
notice is received by Toll Corp. or (B) the acceleration of any senior indebtedness of Toll Brothers, Inc. or Toll Corp. The designated senior debt of Toll Brothers, Inc. is referred to in the indenture as "Designated Senior Debt of the Guarantor" and the designated senior debt of Toll Corp. is referred to in the indenture as "Designated Senior Debt of the Company."

     If an Event of Default occurs under the notes as a result of certain events of bankruptcy, insolvency or reorganization with respect to Toll Brothers, Inc. or Toll Corp., then the unpaid principal amount of all of the notes, and any accrued and unpaid interest, will automatically become due and payable immediately without any declaration or other act by the trustee or any holder of the notes. At any time after a declaration of acceleration with respect to the notes has been made, but before a judgment or decree based on acceleration has been obtained, the holders of a majority in principal amount of the notes may rescind the acceleration, provided that, among other things, all Events of Default with respect to the notes, other than payment defaults caused by the acceleration, have been cured or waived as provided in the indenture.

     The holders of a majority in outstanding principal amount of the notes may generally waive an existing default with respect to the notes and its consequences in accordance with terms and conditions provided in the indenture. However, these holders may not waive a default in the payment of the principal, any premium or any interest on the notes.

     Toll Brothers, Inc. and Toll Corp. will be required to file annually with the trustee under the indenture a certificate, signed by an officer of Toll Brothers, Inc. and Toll Corp., stating whether or not the officer knows of any default under the terms of the indenture and providing a description of any default of which the officer has knowledge.

Successor Corporation

     The indenture provides that each of Toll Brothers, Inc. and Toll Corp. may not consolidate with, merge into or transfer all or substantially all of its assets to another person unless the person is a corporation organized under the laws of the United States or any state thereof or the District of Columbia and assumes all the obligations of Toll Brothers, Inc. or Toll Corp. under the indenture and either the notes issued thereunder, or the guarantee, as the case may be, immediately after giving effect to such transaction, no Default or Event of Default has occurred and is continuing, the Consolidated Net Worth of the obligor of the notes immediately after such transaction is not less than the Consolidated Net Worth of Toll Corp. or Toll Brothers, Inc. as applicable, immediately before the transaction and the surviving corporation would be able to incur at least an additional $1.00 of Indebtedness, other than Excluded Debt, under the covenant described under "-- Limitation on Additional Indebtedness" above.

Other Provisions

     See the accompanying prospectus.

Definitions

     A summary of some of the defined terms used in the indenture is provided below. Reference is made to the indenture for the full definition of all these terms, as well as any other capitalized terms used in this prospectus supplement for which no definition is provided.

     "Affiliate", as defined in the indenture, has the meaning provided in Rule 405 promulgated under the Securities Act of 1933, as amended and in effect on the date of this prospectus supplement.

     "Consolidated Adjusted Net Worth" of Toll Brothers, Inc. means the Consolidated Net Worth of Toll Brothers, Inc. less the stockholders' equity of each of the Unrestricted Subsidiaries, as determined in accordance with generally accepted accounting principles.

     "Consolidated Fixed Charge Ratio" of Toll Brothers, Inc. means the ratio of (1) the aggregate amount of Consolidated Net Income Available for Fixed Charges of the person for the four fiscal quarters for which financial information in respect thereof is available immediately prior to the date of the transaction giving rise to the need to calculate the Consolidated Fixed Charge Ratio (the "Transaction Date") to (2) the aggregate Consolidated Interest Expense of the person for the four fiscal quarters for which financial information in respect thereof is available immediately prior to the Transaction Date.

     "Consolidated Income Tax Expense" of Toll Brothers, Inc. means, for any period for which the determination thereof is to be made, the aggregate of the income tax expense of Toll Brothers, Inc. and its Restricted Subsidiaries for the period, determined on a consolidated basis in accordance with generally accepted accounting principles.

     "Consolidated Interest Expense" of Toll Brothers, Inc. means, for any period for which the determination thereof is to be made, the Interest Expense of Toll Brothers, Inc. and its Restricted Subsidiaries for the period, determined on a consolidated basis in accordance with generally accepted accounting principles.

     "Consolidated Net Adjusted Income" of Toll Brothers, Inc. means, for any period for which the determination thereof is to be made taken as one accounting period, the aggregate Consolidated Net Income of Toll Brothers, Inc. and its subsidiaries determined on a consolidated basis in accordance with generally accepted accounting principles, adjusted by excluding (to the extent not otherwise excluded in calculating Consolidated Net Income) any net extraordinary gain or any net extraordinary loss, as the case may be, during the period.

     "Consolidated Net Income" for any period means the aggregate of the Net Income of Toll Brothers, Inc. and its consolidated subsidiaries for the period, on a consolidated basis, determined in accordance with generally accepted accounting principles, provided that

   (1) the Net Income of any person in which Toll Brothers, Inc. or any consolidated subsidiary has a joint interest with a third party or which is organized outside of the United States will be included only to the extent of the lesser of (a) the amount of dividends or distributions paid to Toll Brothers, Inc. or a consolidated subsidiary or (b) Toll Brothers, Inc.'s direct or indirect proportionate interest in the Net Income of the person, provided that, so long as Toll Brothers, Inc. or a consolidated subsidiary has an unqualified legal right to require the payment of a dividend or distribution, Net Income shall be determined solely pursuant to clause (b);

   (2) the Net Income of any person acquired in a pooling of interests transaction for any period prior to the date of the acquisition will be excluded, and

   (3) the Net Income of any Unrestricted Subsidiary will be included only to the extent that the amount of dividends or distributions, the fair value of which, if other than in cash, to be determined by the board of directors, in good faith, by the Unrestricted Subsidiary is received by Toll Brothers, Inc. or any of its consolidated Restricted Subsidiaries.

     "Consolidated Net Income Available for Fixed Charges" means, for any period for which the determination thereof is to be made, the sum of the amounts for the period of

   (1) Consolidated Net Adjusted Income,

   (2) Consolidated Interest Expense excluding capitalized interest, and

   (3) Consolidated Income Tax Expense, all as determined on a consolidated basis for Toll Brothers, Inc. and its subsidiaries in conformity with generally accepted accounting principles.

     "Consolidated Net Worth" of any person means the consolidated stockholders' equity of the person, as determined in accordance with generally accepted accounting principles.

     "Designated Senior Debt of the Company" means any single issue of Indebtedness of Toll Corp. constituting Senior Indebtedness of Toll Corp. which at the time of determination has an aggregate principal amount outstanding of at least $25,000,000 and is specifically designated in the instrument or instruments creating, governing or evidencing the Senior Indebtedness of Toll Corp. as "Designated Senior Debt of Toll Corp.", it being understood that Toll Corp.'s guarantee of Toll Brothers, Inc.'s Revolving Credit Agreement, as defined in the indenture, will be considered a single issue of Indebtedness of Toll Corp. for purposes of this definition.

     "Designated Senior Debt of the Guarantor" means any single issue of Indebtedness of Toll Brothers, Inc. constituting Senior Indebtedness of Toll Brothers, Inc. which at the time of determination has an aggregate principal amount outstanding of at least $25,000,000 and is specifically designated in the instrument or instruments creating, governing or evidencing the Senior Indebtedness of Toll Brothers, Inc. as "Designated Senior Debt of Toll Brothers, Inc.", it being understood that Toll Brothers, Inc.'s guarantee of the Revolving Credit Agreement will be considered a single issue of Indebtedness of Toll Brothers, Inc. for purposes of this definition.

     "Excluded Debt" means any Indebtedness of Toll Brothers and any Indebtedness or preferred stock of Toll Corp., whether outstanding on the date of the indenture or thereafter created, which is (1) subordinated in right of payment to the notes or the guarantee (upon liquidation or otherwise) and (2) matures after, and is not redeemable, mandatorily or at the option of the holder thereof prior to the date of maturity of the notes.

     "Indebtedness," for the purpose of the covenants described under "-- Certain Covenants -- Limitation on Additional Indebtedness" and "-- Restricted and Unrestricted Subsidiaries," and certain definitions, means without duplication

   (1) any liability of any person (a) for borrowed money or evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation) given in connection with the acquisition of any businesses, properties or assets of any kind (other than a trade payable or current liability arising in the ordinary course of business) to the extent it would appear as a liability upon a balance sheet of the person prepared on a consolidated basis in accordance with generally accepted accounting principles, or (b) for the payment of money relating to a capitalized lease obligation;

   (2) any liability of any person under any obligation incurred under letters of credit; and

   (3) any liability of others described in clause (1) or (2) with respect to which the person has made a guarantee or similar arrangement, directly or indirectly to the extent of the guarantee or arrangement.

     "Interest Expense" of any person means, for any period for which the determination thereof is to be made, the sum of the aggregate amount of

   (1) interest in respect of indebtedness, including all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing,

   (2) all but the principal component of rentals in respect of capitalized lease obligations, paid, accrued or scheduled to be paid or accrued by the person during the period and

   (3) capitalized interest, all as determined in accordance with generally accepted accounting principles, minus

   (4) interest expense attributable to the person's directly or indirectly majority-owned mortgage finance Affiliates.

     "Net Income" of any person means the net income (loss) of the person, determined in accordance with generally accepted accounting principles; excluding, however, from the determination of Net Income all gain (to the extent that it exceeds all losses) realized upon the sale or other disposition (including, without limitation, dispositions pursuant to sale leaseback transactions) of any real property or equipment of the person, which is not sold or otherwise disposed of in the ordinary course of business, or of any capital stock of the person or its subsidiaries owned by the person.

     "Non-Recourse Indebtedness" means Indebtedness or other obligations secured by a lien on property to the extent that the liability for the Indebtedness or other obligations is limited to the security of the property without liability on the part of Toll Brothers, Inc. or any subsidiary, other than the subsidiary which holds the title to the property, for any deficiency.

     "Restricted Subsidiary" means any subsidiary that is not an Unrestricted Subsidiary.

     "Unrestricted Subsidiary" means (1) any subsidiary which, in accordance with the provisions of the indenture, has been designated in a Board Resolution of Toll Brothers, Inc. as an Unrestricted Subsidiary, in each case unless and until the subsidiary must, in accordance with the provisions of the indenture, be designated by board resolution as a Restricted Subsidiary; and (2) any subsidiary a majority of the voting stock of which will at the time be owned directly or indirectly by one or more Unrestricted Subsidiaries.

     "Unrestricted Subsidiary Investment" means any loan, advance, capital contribution or transfer (including by way of guarantee or other similar arrangement) in or to any Unrestricted Subsidiary. For the purposes of the covenant described under "-- Certain Covenants -- Limitation on Restricted Payments" above, (1) "Unrestricted Subsidiary Investment" will include the fair market value of the net assets of any subsidiary at the time that the subsidiary is designated an Unrestricted Subsidiary and (2) any property transferred to an Unrestricted Subsidiary will be valued at fair market value at the time of the transfer, in each case as determined by the board of directors of Toll Brothers, Inc. in good faith. "Unrestricted Subsidiary Investment" does not include the fair market value of the net assets of an Unrestricted Subsidiary that is designated as a Restricted Subsidiary (as determined by the board of directors of Toll Brothers, Inc. in good faith), provided that the designation is then permitted pursuant to the terms of the indenture.

Book-Entry System

     The notes will be represented by a global note that will be deposited with, or on behalf of, The Depository Trust Company (the "Depositary") and registered in the name of a nominee of the Depositary.

     The Depositary has advised Toll Corp. and the underwriters as follows: the Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. The Depositary was created to hold securities of its participating organizations ("participants") and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers, including the underwriters for this offering, banks, trust companies, clearing corporations and certain other organizations, some of whom, and/or their representatives, own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by the Depositary only through participants.

     Unless and until it is exchanged in whole or in part for certificated notes in definitive form, the global note may not be transferred except as a whole by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary.

     The notes represented by the global note will not be exchangeable for certificated notes, provided that if the Depositary is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by Toll Corp. within 90 days, Toll Corp. will issue individual notes in definitive form in exchange for the global note. In addition, Toll Corp. may at any time and in its sole discretion determine not to have a global note and, in such event, will issue individual notes in definitive form in exchange for the global note previously representing all the notes. In either instance, an owner of a beneficial interest in the global note will be entitled to physical delivery of notes in definitive form equal in principal amount to the beneficial interest and to have the notes registered in its name. Individual notes issued in definitive form will be issued in denominations of $1,000 and any larger amount that is an integral multiple of $1,000 and will be issued in registered form only, without coupons.

     Payments of principal of and interest on the notes will be made by Toll Corp. through the trustee to the Depositary or its nominee, as the case may be, as the registered owner of the global note. Neither Toll Corp. nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. Toll Corp. expects that the Depositary, upon receipt of any payment of principal or interest in respect of the global note, will credit the accounts of the related participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in the global note as shown on the records of the Depositary. Toll Corp. also expects that payments by participants to owners of beneficial interests in the global note will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.


                                 UNDERWRITING


     Toll Corp. intends to offer the notes through a number of underwriters. Subject to the terms and conditions set forth in the underwriting agreement and terms agreement, dated January 19, 2001, the underwriters named below have severally agreed to purchase, and Toll Corp. has agreed to sell to them, severally, the respective principal amount of the notes set forth opposite their respective names below. Banc of America Securities LLC is acting as sole book-running manager for the notes offering.

                                                   Principal amount
                      Name                           of the notes
-----------------------------------------------   -----------------
Banc of America Securities LLC ................      $166,744,000
UBS Warburg LLC ...............................        30,000,000
Credit Lyonnais Securities (USA) Inc. .........         3,256,000
                                                     ------------
  Total .......................................      $200,000,000

     The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the notes is subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions. Under the terms of the underwriting agreement, the underwriters are committed to take and pay for all of the notes, if any are taken.

     The underwriters have advised us that they propose to offer the notes from time to time for sale in one or more negotiated transactions, or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The underwriters may effect such transactions by selling the notes to or through dealers, and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the underwriters and/or the purchasers of the notes for whom they may act as agent. The underwriters and any dealers that participate with the underwriters in the distribution of the notes may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of the notes by them may be deemed to be underwriting discounts or commissions, under the Securities Act of 1933, as amended.

     In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include syndicate covering transactions and stabilizing transactions. Syndicate covering transactions involves purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

     The notes are a new issue of securities with no established trading market. Toll Corp. does not currently intend to apply for listing of the notes on a national securities exchange, but has been advised by the underwriters that they intend to make a market in the notes. The underwriters are not obligated, however, to do so and may discontinue their market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

     Toll Corp. has agreed that for a period of 75 days from the date hereof, it will not, without the prior written consent of Banc of America Securities LLC, directly or indirectly, issue, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any debt securities that are either equal or subordinate in rights to the notes, except for the notes sold to the underwriters pursuant to the underwriting agreement.

     Toll Corp. estimates that its share of total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $250,000.

     From time to time in the ordinary course of their respective businesses, the underwriters and their respective affiliates have engaged in, and may in the future engage in commercial and/or investment banking transactions with us and our affiliates. In particular, affiliates of Banc of America Securities LLC and Credit Lyonnais Securities (USA) Inc. are lenders and Co-Agents under our $465 million unsecured revolving credit facility and an affiliate of Banc of America Securities LLC is a lender and Syndication Agent of our $170 million bank term loan.

     Toll Corp. has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.


                                 LEGAL MATTERS

     Certain matters with respect to the notes offered hereby, are being passed upon for Toll Brothers, Inc. and Toll Corp. by Wolf, Block, Schorr and Solis-Cohen LLP, Philadelphia, Pennsylvania. Certain legal matters with respect to the notes offered hereby are being passed upon for the underwriters by Cahill Gordon & Reindel, New York, New York.


                          FORWARD-LOOKING STATEMENTS

     This prospectus supplement, the accompanying prospectus and the documents that are incorporated by reference in the prospectus include forward-looking statements. These forward-looking statements relate, among other things, to:

     o    anticipated operating results;

     o    financial resources;

     o    increases in revenues;

     o    increased profitability;

     o    interest expense;

     o    growth and expansion; and

     o    ability to acquire land.

     We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about us, including, among other things, those relating to:

     o    local, regional and national economic conditions;

     o    the effects of governmental regulation;

     o    the competitive environment in which we operate;

     o    fluctuations in interest rates;

     o    changes in home prices and in the demand for homes;

     o    the availability and cost of land for future growth;

     o    the availability of capital;

     o    the availability and cost of labor and materials; and

     o    weather conditions.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus supplement, the accompanying prospectus and the documents that are incorporated by reference in the prospectus might not occur or might occur otherwise than as discussed.

PROSPECTUS


[GRAPHIC OMITTED]


                              TOLL BROTHERS, INC.
                                 Common Stock
                                Preferred Stock
                                   Warrants
                         Guarantees of Debt Securities



                                  TOLL CORP.
                        FIRST HUNTINGDON FINANCE CORP.
                              TOLL FINANCE CORP.
                                Debt Securities

   Toll Brothers, Inc. may offer any of the following securities from time to time:


     o    common stock;


     o    preferred stock;


     o warrants to purchase common stock or preferred stock issued by Toll Brothers, Inc. or debt securities issued by Toll Corp., First Huntingdon Finance Corp. or Toll Finance Corp.; and


     o guarantees of debt securities issued by Toll Corp., First Huntingdon Finance Corp. or Toll Finance Corp.


     Toll Corp., First Huntingdon Finance Corp. and Toll Finance Corp. may offer debt securities from time to time. Toll Corp., First Huntingdon Finance Corp. and Toll Finance Corp. are wholly-owned subsidiaries of Toll Brothers, Inc.


     Toll Brothers, Inc.'s common stock is listed on the New York Stock Exchange and the Pacific Exchange under the Symbol "TOL."


     Each time we offer any of the securities described in this prospectus we will provide a prospectus supplement that will describe the specific price of the securities being offered and the other terms of the offering. You should read this prospectus and the applicable prospectus supplement carefully before you invest. This prospectus may not be used to sell any securities unless it is accompanied by the applicable prospectus supplement.

                               ----------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.




                 The date of this Prospectus is April 6, 2000.

                             ABOUT THIS PROSPECTUS


     This prospectus describes certain securities of Toll Brothers, Inc., Toll Corp., First Huntingdon Finance Corp. and Toll Finance Corp. This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process, which allows us to offer and sell any combination of the securities described in this prospectus in one or more offerings. Using this prospectus, Toll Brothers, Inc., Toll Corp., First Huntingdon Finance Corp. and Toll Finance Corp. may offer up to $500,000,000 worth of securities.

     This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will describe the specific terms of the securities we are offering. Each supplement will also contain specific information about the terms of the offering it describes. The prospectus supplement may also add to, update or change the information contained in this prospectus. In addition, as we describe below in the section entitled "Where You Can Find More Information," Toll Brothers, Inc. has filed and plans to continue to file other documents with the SEC that contain information about it and the business conducted by it and its subsidiaries. Before you decide whether to invest in any of the securities offered by this prospectus, you should read this prospectus, the prospectus supplement that further describes the offering of those securities and the information Toll Brothers, Inc. otherwise files with the SEC.

     When this prospectus or a supplement to this prospectus uses the words "we," "us" and "our," they refer to Toll Brothers, Inc. and its subsidiaries, including Toll Corp., First Huntingdon Finance Corp. and Toll Finance Corp., unless the context otherwise requires. The phrase "this prospectus" refers to this prospectus and any applicable prospectus supplement, unless the context otherwise requires.


                      WHERE YOU CAN FIND MORE INFORMATION


     Toll Brothers, Inc. is subject to the informational requirements of the Securities Exchange Act of 1934. In accordance with those requirements, Toll Brothers, Inc. files annual, quarterly and special reports, proxy statements and other information with the SEC. You can read and copy any document Toll Brothers, Inc. files with the SEC at the SEC's public reference rooms at the following locations:

      Judiciary Plaza                               7 World Trade Center
      450 Fifth Street, N.W.                        13th Floor
      Washington, D.C. 20549                        New York, New York 10048

You may obtain information on the operation of the SEC's public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC filings of Toll Brothers, Inc. are also available to the public from the SEC's Internet website at http://www.sec.gov. In addition, the common stock of Toll Brothers, Inc. is listed on the New York Stock Exchange and the Pacific Exchange and similar information concerning Toll Brothers, Inc. can be inspected and copied at the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and the Pacific Exchange, 301 Pine Street, San Francisco, California 94104.

     The SEC allows us to "incorporate by reference" into this prospectus the information Toll Brothers, Inc. files with the SEC. This means that we are permitted to disclose important information to you by referring you to other documents Toll Brothers, Inc. has filed with the SEC. We incorporate by reference in two ways. First, we list certain documents that Toll Brothers, Inc. has filed with the SEC. The information in these documents is considered part of this prospectus. Second, Toll Brothers, Inc. expects to file additional documents with the SEC in the future. The information in these documents, when filed, will update and supersede the current information included in or incorporated by reference in this prospectus. You should consider any statement contained in this prospectus or in a document which is incorporated by reference into this prospectus to be modified or superseded to the extent that the statement is modified or superseded by another statement contained in a later dated document that constitutes a part of this prospectus or is incorporated by reference into this prospectus. You should consider any statement which is so modified or superseded to be a part of this prospectus only as so modified or superseded.

     We incorporate by reference in this prospectus all the documents listed below and any filings Toll Brothers, Inc. makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before all the securities offered by this prospectus have been sold or de-registered:

     o The annual report of Toll Brothers, Inc. on Form 10-K filed with the SEC for the fiscal year ended October 31, 1999;

     o The quarterly report of Toll Brothers, Inc. on Form 10-Q filed with the SEC for the fiscal quarter ended January 31, 2000;

     o An amended quarterly report of Toll Brothers, Inc. on Form 10-Q/A filed with the SEC on March 28, 2000;

     o The description of the common stock of Toll Brothers, Inc. contained in its registration statement filed with the SEC on a Form 8-A dated June 19, 1986 registering the common stock under Section 12 of the Securities Exchange Act of 1934; and

     o The description of preferred stock purchase rights contained in the registration statement of Toll Brothers, Inc. filed with the SEC on a Form 8-A dated June 20, 1997, as the same was amended by an amendment on Form 8-A/A on August 21, 1998, registering the preferred stock purchase rights under Section 12 of the Securities Exchange Act of 1934.

     We will deliver, without charge, to anyone receiving this prospectus, upon written or oral request, a copy of any document incorporated by reference in this prospectus but not delivered with this prospectus, but the exhibits to those documents will not be delivered unless they have been specifically incorporated by reference. Requests for these documents should be made to:
Director of Investor Relations, Toll Brothers, Inc., 3103 Philmont Avenue, Huntingdon Valley, PA 19006, (215) 938-8000. We will also make available to the holders of the securities offered by this prospectus annual reports which will include audited financial statements of Toll Brothers, Inc. and its consolidated subsidiaries, including Toll Corp., First Huntingdon Finance Corp. and Toll Finance Corp. Toll Corp., First Huntingdon Finance Corp. and Toll Finance Corp. do not expect that they will be required to make filings with the SEC under Section 15(d) of the Securities Exchange Act of 1934.

     This prospectus is part of our "shelf" registration statement. Toll Brothers, Inc., Toll Corp., First Huntingdon Finance Corp. and Toll Finance Corp. have filed the registration statement with the SEC under the Securities Act of 1933 to register the securities that any of them may offer by this prospectus, including any applicable prospectus supplement. Not all of the information in the registration statement appears in this prospectus, or will appear in any prospectus supplement. You should refer to the registration statement and to the exhibits filed with the registration statement for further information about Toll Brothers, Inc., its consolidated subsidiaries, including Toll Corp., First Huntingdon Finance Corp. and Toll Finance Corp., and the securities offered by this prospectus.


                              TOLL BROTHERS, INC.

     Toll Brothers, Inc. designs, builds, markets and arranges financing for single-family homes in residential communities that include both detached and attached homes. We market our homes primarily to middle-income and upper-income buyers, catering to move-up, empty nester and age-qualified home buyers. We emphasize high quality construction and consumer satisfaction. In the design, construction and marketing of our homes, we utilize our own architectural, engineering, mortgage, title, security monitoring, landscape, insurance brokerage, component assembly and manufacturing operations. We currently operate in eighteen states in six regions around the country. While we continue to explore additional geographic areas for expansion, our operations are currently conducted in the following major suburban residential areas:

     o    southeastern Pennsylvania and Delaware

     o    central New Jersey

     o    the Virginia and Maryland suburbs of Washington, D.C.

     o    the Boston, Massachusetts metropolitan area

     o    Fairfield and Hartford Counties, Connecticut

     o    Westchester County, New York

     o    southern and northern California

     o    Raleigh and Charlotte, North Carolina

     o    Metro Phoenix, Arizona

     o    Las Vegas, Nevada

     o    Dallas and Austin, Texas

     o    the east and west coasts of Florida

     o    Columbus, Ohio

     o    Nashville, Tennessee

     o    Detroit, Michigan

     o    Chicago, Illinois


     In recognition of its achievements, Toll Brothers, Inc. has received numerous awards from national, state and local homebuilder publications and associations. Toll Brothers, Inc. is the only publicly traded home builder to have won all three of the industry's hightest honors: America's Best Builder
(1996). The National Housing Quality Award (1995), and Builder of the Year
(1986).

     Co-founded by Robert I. Toll and Bruce E. Toll, Toll Brothers, Inc. commenced its business operations, through predecessor entities, in 1967. Toll Brothers, Inc. is a Delaware corporation that was formed in May 1986.

     Toll Corp., First Huntingdon Finance Corp. and Toll Finance Corp. are indirect, wholly- owned subsidiaries of Toll Brothers, Inc. which were incorporated in Delaware in July 1987, July 1987 and October 1998, respectively. Neither Toll Corp., First Huntingdon Finance Corp. nor Toll Finance Corp. has any independent operations or generates any operating revenues other than providing financing to other subsidiaries of Toll Brothers, Inc. by lending the proceeds of its offerings of debt securities and related activities. There is no present intention to have Toll Corp., First Huntingdon Finance Corp. or Toll Finance Corp. engage in other activities.

     The principal executive offices of Toll Brothers, Inc., Toll Corp., First Huntingdon Finance Corp. and Toll Finance Corp. are located at 3103 Philmont Avenue, Huntingdon Valley, Pennsylvania 19006, and their telephone number is
(215) 938-8000.


                             THE HOUSING INDUSTRY

     Residential real estate developers, including Toll Brothers, Inc., are subject to various risks, both on the national and regional levels. These risks include:

     o    economic recession,

     o    oversupply of homes,

     o    changes in governmental regulation,

     o    effects of environmental factors,

     o    increases in costs of land, materials and labor,

     o    increases in real estate taxes; and

     o the unavailability of construction funds or mortgage loans at rates acceptable to builders and home buyers.


     Our business and earnings are substantially dependent on our ability to obtain financing for our development activities on terms that are acceptable to us. Increases in interest rates increase our construction cost and, to the extent the increase is passed on to our customers in the form of higher prices for our homes, may adversely impact our ability to sell our homes. In addition, increases in interest rates may have an adverse effect on the availability of home financing to our present and potential customers.

     The housing industry has been subject to increasing environmental, building, zoning and sales regulation by various federal, state and local authorities. This regulation affects construction activities as well as sales activities and other dealings with consumers. In addition, the industry has also seen an increase in state and local legislation authorizing the acquisition of land, mainly by governmental, quasi-public and non-profit entities, as designated open spaces. We must obtain the approval of numerous governmental authorities in connection with our development activities. We may be required to apply for additional approvals or the modification of our existing approvals because of changes in local circumstances or applicable law. Expansion of regulation in the housing industry has increased the time required to obtain the necessary approvals to begin construction and has prolonged the time between the initial acquisition of land or land options and the commencement and completion of construction.


                                USE OF PROCEEDS


     We intend to use the net proceeds from the sale of the securities offered by this prospectus for general corporate purposes, which may include the acquisition of residential development properties, the repayment of our outstanding indebtedness, working capital or for any other purposes as may be described in an accompanying prospectus supplement.


                      RATIO OF EARNINGS TO FIXED CHARGES


     The following table shows the ratio of earnings to fixed charges of Toll Brothers, Inc. for the periods indicated:



                                                                                    Three Months Ended
                                              Year Ended October 31,                    January 31,
                                   ---------------------------------------------   ---------------------
                                      1995        1996        1997        1998        1999        2000
                                   ---------   ---------   ---------   ---------   ---------   ---------
Ratio, including collateralized
 mortgage financing(1) .........     3.82        3.87         3.81        4.35        3.89        3.08

------------
(1) For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes, extraordinary loss and change in accounting plus interest expense and fixed charges except interest incurred. Fixed charges consist of interest incurred (whether expensed or capitalized), the portion of rent expense that is representative of the interest factor, and amortization of debt discount and issuance costs.


                 DESCRIPTION OF DEBT SECURITIES AND GUARANTEES


     Toll Corp., First Huntingdon Finance Corp. and Toll Finance Corp. may issue debt securities from time to time in one or more series. Any series of debt securities offered by Toll Corp., First Huntingdon Finance Corp. or Toll Finance Corp. will be offered together with the unconditional guarantees of Toll Brothers, Inc.

     One or more series of the debt securities of Toll Corp., First Huntingdon Finance Corp. or Toll Finance Corp. may be issued under a single indenture. Alternatively, any series of debt securities may be issued under a separate indenture. The terms applicable to each series of debt securities will be stated in the indenture and may be modified by the resolution(s) authorizing that series of debt securities adopted by the board of directors, or an officer or committee of officers authorized by the board of directors, of both the issuer of the debt securities and Toll Brothers, Inc. under the applicable indenture. We refer in this prospectus to the resulution(s) authorizing a series of debt securities as an authorizing resolution. Each indenture under which any debt securities are issued, including the applicable authorizing resolution(s), is referred to in this prospectus as an "indenture," and collectively with any other indentures, as the "indentures." Each indenture will be entered into among Toll Corp., First Huntingdon Finance Corp. or Toll Finance Corp., as the obligor, Toll Brothers, Inc., as the issuer of the related guarantees, and Bank One Trust Company, NA, or another institution named in the applicable prospectus supplement, as trustee.

     The following is a description of certain general terms and provisions of the debt securities we may offer by this prospectus. The name of the issuer and the particular terms of any series of debt securities we offer, including the extent to which the general terms and provisions may apply to that series of debt securities, will be described in a prospectus supplement relating to those debt securities. Except as otherwise indicated in this prospectus or in the applicable prospectus supplement, the following description of indenture terms is applicable to, and each reference to "the indenture" is a reference to, each indenture that Toll Corp., First Huntingdon Finance Corp. or Toll Finance Corp. may enter into with respect to any series of debt securities we may offer by this prospectus, unless the context otherwise requires. All references to "Section" in the following description refer to the applicable Section of the indenture.

     The terms of any series of the debt securities include those stated in the applicable indenture. Holders of each series of the debt securities are referred to the indenture for that series, including the applicable authorizing resolution, for a statement of the terms. The respective forms of the indenture for the debt securities of Toll Corp., First Huntingdon Finance Corp. and Toll Finance Corp. are filed as exhibits to the registration statement. Each indenture may be amended or modified for any series of debt securities by an authorizing resolution which will be described in an applicable prospectus supplement, and the applicable authorizing resolution relating to any series of debt securities offered pursuant to this prospectus will be filed as an exhibit to a report incorporated by reference in this prospectus. The following summary of certain provisions of the debt securities and the indenture is not complete. You should read all of the provisions of the indenture, including the definitions contained in the indenture which are not otherwise defined in this prospectus, and the applicable prospectus supplement. Wherever we refer to particular provisions or defined terms of the indenture, these provisions or defined terms are incorporated in this prospectus by reference.

General

     The debt securities, when issued, will be obligations that constitute either senior secured debt, senior unsecured debt, senior subordinated debt or subordinated debt of Toll Corp., First Huntingdon Finance Corp. or Toll Finance Corp., as the case may be. Toll Brothers, Inc. will unconditionally guarantee the payment of the principal, premium, if any, and interest on the debt securities when due, whether at maturity, by declaration of acceleration, call for redemption or otherwise. See "Guarantee of Debt Securities." The total principal amount of debt securities which may be issued under the indenture will not be limited. Debt securities may be issued under the indenture from time to time in one or more series. Unless the applicable prospectus supplement relating to the original offering of a particular series of debt securities indicates otherwise, the issuer of that series of debt securities will have the ability to reopen the previous issue of that series of debt securities and issue additional debt securities of that series pursuant to an authorizing resolution, an officers' certificate or an indenture supplement. Because neither Toll Corp., First Huntingdon Finance Corp. nor Toll Finance Corp. has any independent operations or generates any operating revenues, the funds required to pay the principal, the premium, if any, and interest on the debt securities will come from Toll Brothers, Inc. and its other subsidiaries. Except as otherwise stated in the applicable prospectus supplement, there is no legal or contractual restriction on the ability of Toll Brothers, Inc. or the other subsidiaries of Toll Brothers, Inc. to provide these funds.

     If the debt securities of any series issued by Toll Corp., First Huntingdon Finance Corp. or Toll Finance Corp. will be subordinated to any other indebtedness of that issuer, the indebtedness of that issuer to which that series will be subordinated will be referred to in the applicable authorizing resolution and prospectus supplement as senior indebtedness of Toll Corp., First Huntingdon Finance Corp. or Toll Finance Corp., as the case may be. The applicable authorizing resolution and prospectus supplement will define that senior indebtedness and describe the terms of the subordination. Unless otherwise stated in the applicable prospectus supplement, the payment of principal, premium, if any, and interest on any series of debt securities issued by Toll Corp., First Huntingdon Finance Corp. or Toll Finance Corp. which is subordinated by its terms to other indebtedness of that issuer will be subordinated in right of payment, in the manner and to the extent described in the indenture under which that series is issued, to the prior payment in full of all senior indebtedness of the issuer, as defined in the applicable authorizing resolution and prospectus supplement, whether the senior indebtedness is outstanding on the date of the indenture or is created, incurred, assumed or guaranteed after the date of the indenture.

     The prospectus supplement relating to any series of debt securities that are offered by this prospectus will name the issuer and describe the specific terms of that series of debt securities. The applicable prospectus supplement will describe, among other things, the following terms, to the extent they are applicable to that series of debt securities:

     o their title and, if other than denominations of $1,000 and any integral multiple thereof, the denominations in which they will be issuable;

     o their price or prices (expressed as a percentage of the respective aggregate principal amount of the debt securities) at which they will be issued;

     o their total principal amount and, if applicable, the terms on which the principal amount of the series may be increased by a subsequent offering of additional debt securities of the same series;

     o the interest rate (which may be fixed or variable and which may be zero in the case of certain debt securities issued at an issue price representing a discount from the principal amount payable at maturity), the date or dates from which interest, if any, will accrue and the circumstances, if any, in which the issuer may defer interest payments;

     o any special provisions for the payment of any additional amounts with respect to the debt securities;

     o any provisions relating to the seniority or subordination of all or any portion of the indebtedness evidenced by the securities to other indebtedness of the issuer;

     o the date or dates on which principal and premium, if any, are payable or the method of determining those dates;

     o the dates and times at which interest, if any, will be payable, the record date for any interest payment and the person to whom interest will be payable if other than the person in whose name the debt security is registered at the close of business on the record date for the interest payment;

     o the place or places where principal of, premium, if any, and interest, if any, will be payable;

     o the terms applicable to any "original issue discount" (as defined in the Internal Revenue Code of 1986, as amended, and the related regulations), including the rate or rates at which the original issue discount will accrue, and any special federal income tax and other considerations;

     o the right or obligation, if any, of the issuer to redeem or purchase debt securities under any sinking fund or analogous provisions or at the option of a holder of debt securities, or otherwise, the conditions, if any, giving rise to the right or obligation and the period or periods within which, and the price or prices at which and the terms and conditions upon which, debt securities will be redeemed or purchased, in whole or in part, and any provisions for the marketing of the debt securities;

     o if the amount of payments of principal, premium, if any, and interest, if any, is to be determined by reference to an index, formula or other method, the manner in which these amounts are to be determined and the calculation agent, if any, with respect to the payments;

     o if other than the principal amount of the debt securities, the portion of the principal amount of the debt securities which will be payable upon declaration or acceleration of the stated maturity of the debt securities pursuant to an "Event of Default," as defined in the applicable indenture;

     o whether the debt securities will be issued in registered or bearer form and the terms of these forms;

     o whether the debt securities will be issued in certificated or book-entry form and, if applicable, the identity of the depositary;

     o any provision for electronic issuance or issuances in uncertificated form;

     o    any listing of the debt securities on a securities exchange;

     o any events of default or covenants in addition to or in place of those described in this prospectus;

     o the terms, if any, on which the debt securities will be convertible into or exchangeable for other debt or equity securities, including without limitation the conversion price, the conversion period and any other provisions in addition to or in place of those included in this prospectus;

     o the collateral, if any, securing payments with respect to the debt securities and any provisions relating to the collateral;

     o    whether and upon what terms the debt securities may be defeased; and

     o    any other material terms of that series of debt securities.

Guarantee of Debt Securities

     Toll Brothers, Inc. will unconditionally guarantee the payment of the principal, premium, if any, and interest on the debt securities as they become due, whether at maturity, by declaration of acceleration, call for redemption or otherwise.

     Unless otherwise provided in the applicable prospectus supplement or authorizing resolution, the payment of principal, premium, if any, and interest on the debt securities under the guarantees will be junior in right of payment to the prior payment in full of all senior indebtedness of Toll Brothers, Inc., in the manner and to the extent described in the indenture, whether the senior indebtedness is outstanding on the date of the indenture or is created, incurred, assumed or guaranteed after the date of the indenture. The senior indebtedness of Toll Brothers, Inc. is referred to in the indenture as "Senior Indebtedness of the Guarantor" and may be further defined in the applicable prospectus supplement and authorizing resolution.

     Unless otherwise provided in the applicable prospectus supplement, upon
(1) the maturity of any senior indebtedness of Toll Brothers, Inc. by lapse of time, acceleration, unless waived, or otherwise or (2) any distribution of the assets of Toll Brothers, Inc. upon any dissolution, winding up, liquidation or reorganization of Toll Brothers, Inc., the holders of senior indebtedness of Toll Brothers, Inc. will be entitled to receive payment in full before the holders of any then outstanding debt securities of a series offered by this prospectus will be entitled to receive any payment on those debt securities pursuant to the guarantees. Except as otherwise provided in the applicable prospectus supplement, if in any of the situations referred to in (1) or (2) above, a payment is made to the trustee or to holders of the debt securities of a series offered by this prospectus before all senior indebtedness of Toll Brothers, Inc. has been paid in full or provision has been made for payment of all of the senior indebtedness of Toll Brothers, Inc., the payment to the trustee or holders must be paid over to the holders of the senior indebtedness of Toll Brothers, Inc.

     The assets of Toll Brothers, Inc. consist principally of the stock of its subsidiaries. Therefore, the rights of Toll Brothers, Inc. and the rights of its creditors, including the holders of debt securities unconditionally guaranteed by Toll Brothers, Inc., to participate in the assets of any subsidiary other than the issuer of those debt securities upon liquidation, recapitalization or otherwise will be subject to the prior claims of that subsidiary's creditors except to the extent that claims of Toll Brothers, Inc. itself as a creditor of the subsidiary may be recognized. This includes the prior claims of the banks that have provided and are providing First Huntingdon Finance Corp. a revolving credit facility under an agreement pursuant to which Toll Brothers, Inc. and its other subsidiaries, including Toll Corp. and Toll Finance Corp., have guaranteed or will guarantee the obligations owing to the banks under the revolving credit facility.

Conversion of Debt Securities

     Unless otherwise indicated in the applicable prospectus supplement, the debt securities will not be convertible into common stock of Toll Brothers, Inc. or into any other securities. The particular terms and conditions of the conversion rights of any series of convertible debt securities other than those described below will be described in the applicable prospectus supplement.

     Unless otherwise indicated in the applicable prospectus supplement, and subject, if applicable, to prior redemption at the option of the issuer of the debt securities, the holders of any series of convertible debt securities will be entitled to convert the principal amount or a portion of the principal amount which is an integral multiple of $1,000 at any time before the date specified in the applicable prospectus supplement for the series of debt securities into shares of the common stock of Toll Brothers, Inc. at the conversion price stated in the applicable prospectus supplement, subject to adjustment as described below.

     In the case of any debt security or portion of debt security called for redemption, conversion rights will expire at the close of business on the second business day preceding the redemption date. (Section 10.02).

     Toll Brothers, Inc. will not be required to issue fractional shares of common stock upon conversion of the debt securities of a convertible series. Instead, Toll Brothers, Inc. will pay a cash adjustment for any fractional interest in a share of its common stock. (Section 10.04).

     Convertible debt securities surrendered for conversion during the period from the close of business on a "Record Date," as defined in the applicable indenture, or the next preceding "Business Day," as defined in the applicable indenture, if the Record Date is not a Business Day, preceding any "Interest Payment Date," as defined in the applicable indenture, to the opening of business on that Interest Payment Date, other than convertible debt securities or portions of convertible debt securities called for redemption during the period, will be accompanied by payment in next-day funds or other funds acceptable to Toll Brothers, Inc. of an amount equal to the interest payable on the Interest Payment Date on the principal amount of the convertible debt securities then being converted. Except as described in the preceding sentence, no payment or adjustment will be made on conversion of convertible debt securities on account of interest accrued on the debt securities surrendered for conversion or for dividends on the common stock delivered on conversion. If an issuer of convertible debt securities defaults on the payment of interest for which payment is made upon the surrender of those convertible debt securities for conversion, the amount so paid will be returned to the party who made the payment. (Section 10.03).

     The conversion price of the debt securities of a convertible series will be subject to adjustment in certain events, including:

     o the subdivision, combination or reclassification of the outstanding common stock of Toll Brothers, Inc.;

     o the issuance of common stock of Toll Brothers, Inc. as a dividend or distribution on common stock of Toll Brothers, Inc.;

     o the issuance of rights or warrants, expiring within 45 days after the record date for issuance, to the holders of common stock of Toll Brothers, Inc. generally entitling them to acquire shares of common stock of Toll Brothers, Inc. at less than the common stock's then "Current Market Price" as defined in the indenture; or

     o the distribution to the holders of common stock of Toll Brothers, Inc. generally of rights or warrants to subscribe for securities of Toll Brothers, Inc. other than those for which adjustment is otherwise made, or evidences of indebtedness or assets of Toll Brothers, Inc., excluding cash dividends paid from retained earnings and dividends or distributions payable in stock for which adjustment is otherwise made.

     There will be no upward adjustment in the conversion price except in the event of a reverse stock split. Toll Brothers, Inc. is not required to make any adjustment in the conversion price of less than 1%, but the adjustment will be carried forward and taken into account in the computation of any subsequent adjustment. (Section 10.05).

     A conversion price adjustment or the failure to make a conversion price adjustment may, under various circumstances, be deemed to be a distribution that could be taxable as a dividend under the Internal Revenue Code to holders of debt securities or to holders of common stock.

     There will be no adjustments to the conversion price of the debt securities of any convertible series as discussed above in the following situations:

     o any consolidation or merger to which Toll Brothers, Inc. is a party other than a merger or consolidation in which Toll Brothers, Inc. is the continuing corporation;

     o any sale or conveyance to another corporation of the property of Toll Brothers, Inc. as an entirety or substantially as an entirety; or

     o any statutory exchange of securities with another corporation, including any exchange effected in connection with a merger of a third corporation into Toll Brothers, Inc.

     However, the holder of each convertible debt security outstanding at that time will have the right to convert the debt security into the kind and amount of securities, cash or other property which the holder would have owned or have been entitled to receive immediately after the transaction if the debt security was converted immediately before the effective date of the transaction. (Section 10.10).

Form, Exchange, Registration, Conversion, Transfer and Payment

     Unless otherwise indicated in the applicable prospectus supplement:

     o each series of debt securities will be issued in registered form only, without coupons;

     o payment of principal, premium, if any, and interest, if any, on each series of the debt securities will be payable at the office or agency of the issuer of that series maintained for this purpose; and

     o the exchange, conversion and transfer of each series of debt securities may be registered at the office or agency of the issuer of that series maintained for this purpose and at any other office or agency maintained for this purpose. (Section 2.03).

     Subject to various exceptions described in the indenture, the issuer of each series of debt securities will be entitled to charge a reasonable fee for the registration of transfer or exchange of the debt securities of that series, including an amount sufficient to cover any tax or other governmental charge imposed or expenses incurred in connection with the transfer or exchange. (Section 2.06).

     All payments made by the issuer of a series of debt securities to the trustee and paying agent for the payment of principal, premium, if any, and interest on the debt securities of that series which remain unclaimed for two years after the principal, premium, if any, or interest has become due and payable may be repaid to the issuer. Afterwards, the holder of the debt security may look only to the issuer or, if applicable, Toll Brothers, Inc., for payment. (Section 11.03).

Registered Global Securities

     The registered debt securities of a series may be issued in whole or in part in the form of one or more registered global debt securities. A registered global security is a security, typically held by a depositary, that represents the beneficial interests of a number of purchasers of the security. Any registered global debt securities will be deposited with and registered in the name of a depositary or its nominee identified in the applicable prospectus supplement. In this case, one or more registered global securities will be issued, each in a denomination equal to the portion of the total principal amount of outstanding registered debt securities of the series to be represented by the registered global security.

     Unless and until a registered global security is exchanged in whole or in part for debt securities in definitive registered form, it may not be transferred except as a whole:

     o by the depositary for the registered global security to a nominee for the depository;

     o by a nominee of the depositary to the depositary or to another nominee of the depositary; or

     o by the depositary or its nominee to a successor depositary or a nominee of a successor depositary.

     The prospectus supplement relating to a particular series of debt securities will describe the specific terms of the depositary arrangement involving any portion of a series of debt securities to be represented by a registered global security. We anticipate that the following provisions will apply to all depositary arrangements for debt securities:

     o ownership of beneficial interests in a registered global security will be limited to persons that have accounts with the depositary for the registered global security (each a "participant" and, collectively, the "participants") or persons holding interests through the participants;

     o after the issuer of a series of debt securities issues the registered global security for the series, the depositary will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the debt securities of that series represented by the registered global security beneficially owned by the participants;

     o the underwriters, agents or dealers participating in the distribution of the debt securities will designate the accounts to be credited;

     o only a participant or a person that may hold an interest through a participant may be the beneficial owner of a registered global security; and

     o ownership of beneficial interests in the registered global security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the depositary for the registered global security for interests of the participants, and on the records of the participants for interests of persons holding through the participants.

     The laws of some states may require that specified purchasers of securities take physical delivery of the securities in definitive form. These laws may limit the ability of those persons to own, transfer or pledge beneficial interests in registered global securities.

     So long as the depositary for a registered global security, or its nominee, is the registered owner of the registered global security, the depositary or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the registered global security for all purposes under the indenture. Except as stated below, owners of beneficial interests in a registered global security:

     o will not be entitled to have the debt securities represented by a registered global security registered in their names;

     o will not receive or be entitled to receive physical delivery of the debt securities in definitive form; and

     o will not be considered the owners or holders of the debt securities under the indenture.

Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for the registered global security and, if the person is not a participant, on the procedures of the participant through which the person owns its interests, to exercise any rights of a holder under the indenture applicable to the registered global security.

     We understand that under existing industry practices, if we request any action of holders, or if an owner of a beneficial interest in a registered global security desires to give or take any action which a holder is entitled to give or take under the indenture, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take the action, and the participants would authorize beneficial owners owning through the participants to give or take the action or would otherwise act upon the instructions of beneficial owners holding through them.

     Principal, premium, if any, and interest payments on debt securities represented by a registered global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the registered global security. Neither the issuer of a series of debt securities, Toll Brothers, Inc., the trustee under the indenture nor any other agent of any of them will be responsible or liable for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the registered global security for the series or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

     We expect that the depositary for any debt securities represented by a registered global security, upon receipt of any payment of principal, premium, if any, or interest in respect of the registered global security, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the registered global security as shown on the depositary's records. We also expect that payments by participants to owners of beneficial interests in a registered global security held through the participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of the participants.

     If the depositary for any debt securities represented by a registered global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, Toll Brothers, Inc. will appoint an eligible successor depositary. If Toll Brothers, Inc. fails to appoint an eligible successor depositary within 90 days, the debt securities will be issued in definitive form in exchange for the registered global security. In addition, Toll Brothers, Inc. may at any time and in its sole discretion determine not to have any debt securities of a series represented by one or more registered global securities. In that event, debt securities of that series will be issued in definitive form in exchange for each registered global security representing the debt securities. Any debt securities issued in definitive form in exchange for a registered global security will be registered in such name or names as the depositary instructs the trustee. We expect that the instructions will be based upon directions received by the depositary from the participants with respect to ownership of beneficial interests in the registered global security.


Events of Default, Notice and Waiver

     Unless otherwise indicated in the applicable prospectus supplement, each of the following events will be an "Event of Default" with respect to each series of debt securities issued under the indenture:

     o Toll Brothers, Inc. or the issuer of that series of debt securities fails to pay interest due on any debt securities of that series for 30 days;

     o Toll Brothers, Inc. or the issuer of that series of debt securities fails to pay the principal of any debt securities of that series when due;

     o Toll Brothers, Inc. or the issuer of that series of debt securities fails to perform any other agreements contained in the debt securities of that series or in the guarantee relating to that series of debt securities or contained in the indenture for that series of debt securities and applicable to that series for a period of 60 days after the issuer's receipt of notice of the default from the trustee under the indenture or the holders of at least 25% in principal of the debt securities of that series;

     o default in the payment of indebtedness of Toll Brothers, Inc. or any "Subsidiary," as defined in the indenture of Toll Brothers, Inc., including Toll Corp., First Huntingdon Finance Corp. or Toll Finance Corp., under the terms of the instrument evidencing or securing the indebtedness which permits the holder of the indebtedness to accelerate the payment of in excess of an aggregate of $5,000,000 in principal amount of the indebtedness, after the lapse of applicable grace periods or, in the case of non-payment defaults, acceleration of the indebtedness if the acceleration is not rescinded or annulled within 10 days after the acceleration, provided that, subject to certain limitations described in the indenture, the term "indebtedness" does not include for this purpose an acceleration of or default on certain "Non-Recourse Indebtedness," as that term is defined in the indenture;

     o a final judgment for the payment of money in an amount in excess of $5,000,000 is entered against Toll Brothers, Inc. or any subsidiary (as defined in the indenture) of Toll Brothers, Inc., including Toll Corp., First Huntingdon Finance Corp. or Toll Finance Corp., which remains undischarged for a period during which execution is not effectively stayed of 60 days after the date on which the right to appeal has expired, provided that the term "final judgment" will not include a "Non-Recourse Judgment," as that term is defined in the indenture, unless the book value of all property, net of any previous write downs or reserves in respect of the property, subject to the Non-Recourse Judgment exceeds the amount of the Non-Recourse Judgment by more than $10,000,000;

     o an "Event of Default", as that term is defined in the indenture relating to Toll Corp.'s 8 3/4% Senior Subordinated Notes due 2006,
          7 3/4% Senior Subordinated Notes due 2007, 8 1/8% Senior Subordinated Notes due 2009, or 8% Senior Subordinated Notes due 2009 (each of these series of notes being referred to below as an "Outstanding Series"), occurs, provided that on the date of the occurrence, the outstanding principal amount of at least one Outstanding Series to which the occurrence relates exceeds $5,000,000;

     o any one of various events of bankruptcy, insolvency or reorganization specified in the indenture occurs with respect to Toll Brothers, Inc. or the issuer of that series of debt securities; or

     o the guarantee of Toll Brothers, Inc. relating to that series of debt securities ceases to be in full force and effect for any reason other than in accordance with its terms. (Section 8.01).

     "Non-Recourse Indebtedness," as defined in the indenture, means indebtedness or other obligations secured by a lien on property to the extent that the liability for the indebtedness or other obligations is limited to the security of the property without liability on the part of Toll Brothers, Inc. or any subsidiary, other than the subsidiary which holds title to the property, for any deficiency.

     "Non-Recourse Judgment," as defined in the indenture, means a judgment in respect of indebtedness or other obligations secured by a lien on property to the extent that the liability for (1) the indebtedness or other obligations and
(2) the judgment is limited to the property without liability on the part of Toll Brothers, Inc. or any subsidiary, other than the subsidiary which holds title to the property, for any deficiency.

     The trustee is required to give notice to the holders of any series of debt securities within 90 days of a default with respect to that series of debt securities under the indenture. However, the trustee may withhold notice to the holders of any series of debt securities, except in the case of a default in the payment of principal, premium, if any, or interest, if any, with respect to that series, if the trustee considers the withholding to be in the interest of the holders. (Section 9.05).

     If an Event of Default for the debt securities of any series at the time outstanding, other than an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization with respect to Toll Brothers, Inc. or the issuer of that series of debt securities, occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of all of the outstanding debt securities of that series may, by giving an acceleration notice to the issuer of that series of debt securities, declare the unpaid principal of and accrued and unpaid interest on all of the debt securities of that series to be due and payable if, with respect to debt securities of that series (1) (a) no designated senior debt of Toll Brothers, Inc. or the issuer of that series of debt securities is outstanding, or (b) if the debt securities of that series are not subordinated to other indebtedness of the issuer of that series of debt securities, immediately; or (2) if designated senior debt of Toll Brothers, Inc. or the issuer of that series of debt securities is outstanding and the debt securities of that series are junior to other indebtedness of the issuer of that series of debt securities, upon the earlier of (A) ten days after the acceleration notice is received by the issuer of that series of debt securities or (B) the acceleration of any senior indebtedness of Toll Brothers, Inc. or the issuer of that series of debt securities. The designated senior debt of Toll Brothers, Inc. is referred to in the indenture as "Designated Senior Debt of the Guarantor" and the designated senior debt of Toll Corp., First Huntingdon Finance Corp. or Toll Finance Corp., as the case may be, is referred to in the indenture for that issuer's debt securities as "Designated Senior Debt of the Company," and each, as defined in the indenture, may be further defined in the applicable prospectus supplement.

     If an Event of Default occurs with respect to a series of debt securities as a result of certain events of bankruptcy, insolvency or reorganization with respect to Toll Brothers, Inc. or the issuer of that series of debt securities, then the unpaid principal amount of all of the debt securities of that series outstanding, and any accrued and unpaid interest, will automatically become due and payable immediately without any declaration or other act by the trustee or any holder of debt securities of that series. At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the holders of a majority in principal amount of the outstanding debt securities of that series may rescind the acceleration, provided that, among other things, all Events of Default with respect to the particular series, other than payment defaults caused by the acceleration, have been cured or waived as provided in the indenture. (Section 8.02).

     The holders of a majority in outstanding principal amount of the debt securities of a particular series may generally waive an existing default with respect to that series and its consequences in accordance with terms and conditions provided in the indenture. However, these holders may not waive a default in the payment of the principal, any premium or any interest on the debt securities. (Section 8.04).

     Toll Brothers, Inc. and any issuer of debt securities offered by this prospectus will be required to file annually with the trustee under the indenture a certificate, signed by an officer of Toll Brothers, Inc. and the issuer, stating whether or not the officer knows of any default under the terms of the indenture and providing a description of any default of which the officer has knowledge. (Section 4.03).

Additional Provisions

     Subject to the duty of the trustee to act with the required standard of care during a default, the indenture provides that the trustee will be under no obligation to perform any duty or to exercise any of its rights or powers under the indenture, unless the trustee receives indemnity satisfactory to it against any loss, liability or expense. (Section 9.01). Subject to these provisions for the indemnification of the trustee and various other conditions, the holders of a majority in total principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series. (Section 8.05).

     A holder of debt securities of a series will not have the right to pursue any remedy with respect to the indenture or the debt securities of that series, unless:

     o the holder gives to the trustee written notice of a continuing Event of Default;

     o the holders of not less than 25% in total principal amount of the outstanding debt securities of that series make a written request to the trustee to pursue the remedy;

     o the holder offers the trustee indemnity satisfactory to it against any loss, liability or expense;

     o the trustee fails to comply with the holder's request within 60 days after receipt of the written request and offer of indemnity; and

     o the trustee, during the same 60-days, has not received from the holders of a majority in principal amount of the outstanding debt securities of that series a direction inconsistent with the aforementioned written request of holders. (Section 8.06).

     However, the holder of any debt security will have an absolute right to receive payment of the principal of and interest on that debt security on or after the respective due dates expressed in that debt security and to bring suit for the enforcement of any payment. (Section 8.07).


Covenants

     The prospectus supplement relating to the debt securities of any series will describe any special covenants applicable to the issuer of the series or Toll Brothers, Inc. with respect to that series.


Merger or Consolidation

     Neither Toll Brothers, Inc. nor the issuer of a series of debt securities offered by this prospectus may consolidate with or merge into, or transfer all or substantially all of its assets to, any other person without the consent of the holders of that series of debt securities, unless:

     o the other person is a corporation organized and existing under the laws of the United States or a state thereof or the District of Columbia and expressly assumes by supplemental indenture all the obligations of Toll Brothers, Inc. or the issuer, as the case may be, under the indenture and either the guarantees or the debt securities, as the case may be; and

     o immediately after giving effect to the transaction no "Default" or "Event of Default," as these terms are defined in the indenture, has occurred and is continuing.

     Afterwards, all of the obligations of the predecessor corporation will terminate. (Section 5.01).


Modification of an Indenture

     The respective obligations of Toll Brothers, Inc. and the issuer of debt securities of any series offered by this prospectus and the rights of the holders of those debt securities under the indenture generally may be modified with the consent of the holders of a majority in outstanding principal amount of the debt securities of all series under the indenture affected by the modification. However, without the consent of each affected holder of debt securities, no amendment, supplement or waiver may:

     o    extend the maturity of any debt securities;

     o reduce the rate or extend the time for payment of interest on the debt securities;

     o    reduce the principal amount of, or premium on, the debt securities;

     o    change the redemption provisions;

     o make a change that adversely affects the right to convert or the conversion price for any series of convertible debt securities;

     o reduce the amount of debt securities whose holders must consent to an amendment, supplement or waiver;

     o waive a default in the payment of the principal, premium, if any, or interest on any series of debt securities;

     o modify the subordination or guarantee provisions in a manner adverse to holders of any series of debt securities;

     o make the medium of payment other than that stated in the debt securities;

     o make any change in the right of any holder of debt securities to receive payment of principal of, premium, if any, and interest on those debt securities, or to bring suit for the enforcement of any of these payments; and

     o change the provisions regarding modifications to the indenture or waiver of Defaults or Events of Default that will be effective against any holders of any series of debt securities. (Section 12.02).


Governing Law

     The indenture, the debt securities and the guarantees will be governed by the laws of the State of New York. (Section 13.09).


Satisfaction and Discharge of Indenture

     Unless otherwise provided in the applicable authorizing resolution and prospectus supplement, the indenture will be discharged:

     o upon payment of all the series of debt securities issued under the indenture; or

     o upon deposit with the trustee, within one year of the date of maturity or redemption of all of the series of debt securities issued under the indenture, of funds sufficient for the payment or redemption of the securities.


Reports to Holders of Debt Securities

     Toll Brothers, Inc. and each issuer of the debt securities offered by this prospectus will file with the trustee copies of their annual reports and other information, documents and reports that they file with the SEC. So long as the obligation of Toll Brothers, Inc. to file these reports or information with the SEC are suspended or terminated, Toll Brothers, Inc. will provide the trustee with audited annual financial statements prepared in accordance with generally accepted accounting principles and unaudited condensed quarterly financial statements. These financial statements will be accompanied by management's discussion and analysis of the results of operations and financial condition of Toll Brothers, Inc. for the period reported upon in substantially the form required under the rules and regulations of the SEC currently in effect.

                         DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of Toll Brothers, Inc. consists of 45,000,000 shares of common stock, $.01 par value per share, and 1,000,000 shares of preferred stock, $.01 par value per share; however, subject to the limitations and procedures described below, the stockholders of Toll Brothers, Inc. have authorized increases in the respective numbers of shares of common stock and preferred stock. In March 1998, the stockholders of Toll Brothers, Inc. authorized the filing by the Board of Directors, in its discretion, of one or more amendments to the Certificate of Incorporation from time to time on or before March 31, 2003 (1) to increase the authorized common stock by up to 55,000,000 additional shares in any combination of one or more 5,000,000-share increments and/or (2) to increase the authorized preferred stock by a single increment of 14,000,000 additional shares. If amendments increasing the authorized capital stock of Toll Brothers, Inc. to the maximum limits authorized by the stockholders are filed by March 31, 2003, the authorized common stock of Toll Brothers, Inc. will be increased to 100,000,000 shares and the authorized preferred stock of Toll Brothers, Inc. will be increased to 15,000,000 shares. The procedure was approved by stockholders to permit Toll Brothers, Inc. to save on its annual Delaware corporate franchise tax while giving the Board of Directors the flexibility to increase quickly the authorized shares of common or preferred stock without the necessity of further action by the stockholders.

Common Stock

     Subject to the rights and preferences of any holders of the preferred stock of Toll Brothers, Inc., none of which is currently outstanding, the holders of the common stock of Toll Brothers, Inc. are entitled to one vote per share on all matters which require a vote of the common stockholders. In addition, the holders of the common stock of Toll Brothers, Inc. are entitled to receive dividends as legally may be declared by the board of directors and to receive pro rata the net assets of Toll Brothers, Inc. upon liquidation. There are no cumulative voting, preemptive, conversion or redemption rights applicable to the common stock of Toll Brothers, Inc. Persons casting a majority of the votes in the election of directors will be entitled to elect all of the directors.

     On June 12, 1997, the board of directors of Toll Brothers, Inc. adopted a Stockholder Rights Plan. This Stockholder Rights Plan provides that one right will attach to each share of the common stock of Toll Brothers, Inc. Each right entitles the registered holder to purchase from Toll Brothers, Inc. a unit consisting of one one-thousandth of a share of Series A Junior Participating Preferred Stock of Toll Brothers, Inc. at a purchase price of $100 per unit. Initially the rights will attach to all common stock certificates and no separate rights certificates will be distributed. The rights will separate from the common stock and a distribution date will occur upon the earlier of:

     o 10 days following a public announcement that a person or group of affiliated persons has acquired beneficial ownership of 15% or more of the outstanding shares of common stock of Toll Brothers, Inc.; or

     o 10 business days following the commencement of a tender offer that would result in a person or group beneficially owning 15% or more of the outstanding shares of common stock of Toll Brothers, Inc.

     The rights are not exercisable until the distribution date and will expire at the close of business on July 11, 2007. In the event any non-exempt person or group acquires 15% or more of the then outstanding shares of common stock, unless the acquisition is made pursuant to a tender offer for all outstanding shares at a price determined by a majority of the independent directors of Toll Brothers, Inc., each holder of a right will have the right to receive, upon exercise, common stock having a value equal to two times the exercise price of the right. At any time until 10 days following the stock acquisition date, Toll Brothers, Inc. may redeem the rights at a price of $.001 per right. The Rights Agreement establishing the Stockholder Rights Plan was filed with the SEC as an exhibit to a registration statement on Form 8-A. An amendment to the Rights Agreement was filed with the SEC as an exhibit to an amended registration statement on Form 8-A/A. This summary of the rights is not complete. Holders of the common stock of Toll Brothers, Inc. should read the Rights Agreement and the amendment to that agreement which are incorporated by reference in this prospectus, for additional information.

     The common stock of Toll Brothers, Inc. is traded on the New York Stock Exchange and the Pacific Exchange under the symbol "TOL". The registrar and transfer agent for the common stock of Toll Brothers, Inc. is Chase Mellon Shareholder Services, L.L.C.

Preferred Stock

     General. Toll Brothers, Inc. may issue, from time to time, shares of one or more series of preferred stock.

     We have summarized below the general terms and provisions that will apply to any preferred stock that may be offered, except as otherwise described by the applicable prospectus supplement. When Toll Brothers, Inc. offers to sell a particular series of preferred stock, a prospectus supplement will describe the specific terms of that series of preferred stock. If any of the general terms and provisions described in this prospectus apply to the particular series of preferred stock the applicable prospectus supplement will so indicate and will describe any alternative provisions that are applicable. The preferred stock will be issued under a certificate of designations relating to each series of preferred stock, and is also subject to the Toll Brothers, Inc. Certificate of Incorporation, as amended.

     The following summary of various provisions of the preferred stock is not complete. You should read Toll Brothers, Inc.'s Certificate of Incorporation, as amended, and each certificate of designation relating to a specific series of preferred stock for additional information. Each certificate of designation relating to a specific series of preferred stock will be filed as an exhibit to, or will be incorporated by reference in, the registration statement at or prior to the time of issuance of the particular series of preferred stock.

     The board of directors of Toll Brothers, Inc. is authorized to issue shares of preferred stock, in one or more series, and to fix for each series voting powers and the preferences and relative, participating, optional or other special rights and the qualifications, limitations or restrictions, that are permitted by the Delaware General Corporation Law.

     The board of directors of Toll Brothers, Inc. is authorized to determine the following terms for each series of preferred stock, which will be described in the applicable prospectus supplement:

     o    the number of shares and their designation and title;

     o the dividend rate or the method of calculating the dividend rate, if applicable;

     o    the priority as to payment of dividends;

     o the dividend periods or the method of calculating the dividend periods, if applicable;

     o    the voting rights, if any;

     o the liquidation preference and the priority as to payment of the liquidation preference upon any liquidation or winding-up of Toll Brothers, Inc.;

     o whether or not and on what terms the shares will be subject to redemption or repurchase at the option of Toll Brothers, Inc.;

     o whether and on what terms the shares will be convertible into or exchangeable for other debt or equity securities;

     o    whether the shares will be listed on a securities exchange; and

     o the other rights and privileges and any qualifications, limitations or restrictions relating to the shares.

     Dividends. Holders of preferred stock will be entitled to receive cash dividends if declared by the board of directors of Toll Brothers, Inc. out of funds which Toll Brothers, Inc. may legally use for payment. The applicable prospectus supplement will identify the dividend rates and the dates on which Toll Brothers, Inc. will pay dividends.

     Unless otherwise described in the applicable prospectus supplement, each series of preferred stock will rank junior as to dividends to any series of preferred stock that may be issued in the future that is expressly senior as to dividends to the earlier series of the preferred stock. If at any time Toll Brothers, Inc. has failed to pay accrued dividends on any senior series of preferred stock at the time dividends are payable on a junior series of preferred stock, Toll Brothers, Inc. may not pay any dividend on the junior series of preferred stock or redeem or otherwise repurchase shares of the junior series of preferred stock until the accumulated but unpaid dividends on the senior series have been paid or set aside for payment in full by Toll Brothers, Inc.

     Unless otherwise described in the applicable prospectus supplement:

     o no dividends, other than in common stock or other capital stock ranking junior to the preferred stock of any series as to dividends and upon liquidation, may be declared or paid or set aside for payment; and

     o no distribution may be declared or made upon the common stock, or any other capital stock of Toll Brothers, Inc. ranking junior to or equally with the preferred stock of the particular series as to dividends.

     In addition, unless otherwise described in the applicable prospectus supplement, no common stock or any other capital stock of Toll Brothers, Inc. ranking junior to or equally with the preferred stock of the particular series as to dividends may be redeemed, purchased or otherwise acquired for any consideration and no monies may be paid to or made available for a sinking fund for the redemption of any shares of any such stock by Toll Brothers, Inc. except by conversion into or exchange for other capital stock of Toll Brothers, Inc. ranking junior to the preferred stock of the particular series as to dividends unless:

     o if the series of preferred stock has a cumulative dividend, full cumulative dividends on the preferred stock of the series have been or contemporaneously are declared and paid or declared and an amount sufficient for the payment of the dividends has been set apart for all past dividend periods and the then current dividend period; or

     o if the particular series of preferred stock does not have a cumulative dividend, full dividends on the preferred stock of the series have been or contemporaneously are declared and paid or declared and an amount sufficient for the payment of the dividends has been set apart for payment for the then current dividend period; provided, however, that any monies deposited up until that time in any sinking fund with respect to any preferred stock of Toll Brothers, Inc. in compliance with the provisions of the sinking fund may subsequently be applied to the purchase or redemption of the preferred stock in accordance with the terms of the sinking fund, regardless of whether at the time of the application full cumulative dividends upon shares of the preferred stock outstanding on the last dividend payment date have been paid or declared and set apart for payment; and provided, further, that any of the junior or equally-ranked classes of preferred stock or common stock of Toll Brothers, Inc. may be converted into or exchanged for stock of Toll Brothers, Inc. ranking junior to the series of preferred stock then senior to the junior or equally-ranked classes of preferred stock as to dividends.

     The amount of dividends payable for the initial dividend period or any period shorter than a full dividend period will be computed on the basis of a 360-day year of twelve 30-day months. Accrued but unpaid dividends will not bear interest.

     Convertibility. Toll Brothers, Inc. will not convert or exchange any series of preferred stock for other securities or property unless otherwise stated in the applicable prospectus supplement.

     Redemption and Sinking Fund. Toll Brothers, Inc. will not redeem or pay into a sinking fund any series of preferred stock unless otherwise stated in the applicable prospectus supplement.

     Liquidation Rights. Unless otherwise stated in the applicable prospectus supplement, in the event of any liquidation, dissolution or winding-up of Toll Brothers, Inc., holders of each series of preferred stock will be entitled to receive the liquidation preference per share specified in the applicable prospectus supplement for that particular series of preferred stock plus any accrued and unpaid dividends. Toll Brothers, Inc. will pay these amounts to the holders of each series of the preferred stock and all amounts owing on any preferred stock ranking equally with that series of preferred stock as to distributions. These payments will be made out of the assets of Toll Brothers, Inc. available for distribution to stockholders before any distribution is made to holders of common stock or any other shares of preferred stock of Toll Brothers, Inc. ranking junior to the series of preferred stock as to rights upon liquidation, dissolution or winding-up.

     In the event that there are insufficient funds to pay in full the amounts payable to all equally-ranked classes of preferred stock, Toll Brothers, Inc. will allocate the remaining assets equally among all series of equally-ranked preferred stock in proportion to the full respective preferential amounts to which they are entitled. Unless otherwise specified in a prospectus supplement for a series of preferred stock, after Toll Brothers, Inc. pays the full amount of the liquidation distribution to which they are entitled, the holders of shares of a series of preferred stock will not be entitled to participate in any further distribution of the assets of Toll Brothers, Inc. The consideration or merger of Toll Brothers, Inc. with another corporation or sale of securities will not be considered a liquidation, dissolution or winding-up of Toll Brothers, Inc. for these purposes.

     Voting Rights. Holders of preferred stock will not have any voting rights except as described in the applicable prospectus supplement or as otherwise from time to time required by law.

     Miscellaneous. When the preferred stock is issued, it will be fully paid and nonassessable. Holders of preferred stock will have no preemptive rights. If Toll Brothers, Inc. redeems or otherwise reacquires any shares of preferred stock, it will restore the shares to the status of authorized and unissued shares of preferred stock. These shares will not be a part of any particular series of preferred stock and Toll Brothers, Inc. may reissue the shares. There are no restrictions on repurchase or redemption of the preferred stock on account of any arrearage on sinking fund installments, except as may be described in an applicable prospectus supplement. Payment of dividends on any series of preferred stock may be restricted by loan agreements, indentures or other agreements entered into by Toll Brothers, Inc. The accompanying prospectus supplement will describe any material contractual restrictions on dividend payments. The prospectus supplement will also describe any material United States federal income tax considerations applicable to the preferred stock.

     No Other Rights. The shares of a series of preferred stock will not have any preferences, voting powers or relative, participating, optional or other special rights except for those described above or in the applicable prospectus supplement, the Certificate of Incorporation, as amended, or the applicable certificate of designation, or as otherwise required by law.

     Transfer Agent and Registrar. The prospectus supplement for each series of preferred stock will identify the transfer agent and registrar.

                            DESCRIPTION OF WARRANTS


General


     Toll Brothers, Inc. may issue, together with other securities offered by this prospectus or separately, warrants for the purchase of the following:

     o debt securities of Toll Corp., First Huntingdon Finance Corp. or Toll Finance Corp. with the unconditional guarantees of Toll Brothers, Inc.;

     o    common stock of Toll Brothers, Inc.; or

     o    preferred stock of Toll Brothers, Inc.

     Each series of warrants will be issued under a separate warrant agreement to be entered into between Toll Brothers, Inc. and a bank or trust company, as warrant agent. The terms of each warrant agreement will be discussed in the applicable prospectus supplement relating to the particular series of warrants. Copies of the form of agreement for each warrant, including the forms of certificates representing the warrants, reflecting the provisions to be included in these agreements for a particular offering will be, in each case, filed with the SEC as an exhibit to a document incorporated by reference in the registration statement of which this prospectus is a part prior to the date of any prospectus supplement relating to an offering of the particular warrant.

     We have summarized below the general terms and provisions that will apply to any warrants that may be offered, except as otherwise described by the applicable prospectus supplement. When Toll Brothers, Inc. offers to sell warrants, a prospectus supplement will describe the specific terms of that series of warrants. If any of the general terms and provisions described in this prospectus do not apply to the particular series of warrants being offered the applicable prospectus supplement will so indicate and will describe any alternative provisions that are applicable. The following summary of various provisions of the warrants, the warrant agreements and the warrant certificates is not complete. You should read all of the provisions of the applicable warrant agreement and warrant certificate, including the definitions contained in those documents of various terms, for additional important information concerning any series of warrants offered by this prospectus.

Debt Warrants

     General. The prospectus supplement relating to any series of debt warrants that are offered by this prospectus will describe the specific terms of that series of debt warrants, any related debt warrant agreement and the debt warrant certificate(s) representing the debt warrants. The applicable prospectus supplement will describe, among other things, the following terms, to the extent they are applicable to that series of debt warrants:

     o the issuer of the debt securities which may be purchased upon exercise of the debt warrants, the designation, number, stated value and terms of those debt securities, the terms of the related guarantees and the procedures and conditions relating to the exercise of the debt warrants;

     o the designation and terms of any debt securities and related guarantees with which the debt warrants are issued and the number of the debt warrants issued with each debt security;

     o the date, if any, on and after which the debt warrants and the related debt securities will be separately transferable;

     o the principal amount of debt securities which may be purchased upon exercise of each debt warrant and the price at which the principal amount of debt securities may be purchased upon exercise of the debt warrant;

     o the date on which the right to exercise the debt warrants will begin and the date on which the right will expire;

     o a discussion of the material United States federal income tax considerations relevant to the exercise of the debt warrants;

     o whether the debt warrants represented by the debt warrant certificates will be issued in registered or bearer form, and, if registered, where they may be transferred and registered;

     o    call provisions of the debt warrants, if any; and

     o    any other material terms of the debt warrants.

     Debt warrant certificates will be exchangeable for new debt warrant certificates of different denominations. In addition, debt warrants may be exercised at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement. A holder of a debt warrant will not have any of the rights of a holder of the debt securities which may be purchased by the exercise of the debt warrant before the debt securities are purchased by the exercise of the debt warrant. Accordingly, before a debt warrant is exercised, the holder will not be entitled to receive any payments of principal, premium, if any, or interest, if any, on the debt securities which may be purchased by the exercise of that debt warrant.

     Exercise of Debt Warrants. Each debt warrant will entitle the holder to purchase for cash the principal amount of debt securities described in the applicable prospectus supplement at the exercise price described or explained in the prospectus supplement. Debt warrants may be exercised at any time from the time they become exercisable, as described in the applicable prospectus supplement, up to the time on the date stated in the applicable prospectus supplement. Afterwards, unexercised debt warrants will become void.

     Debt warrants may be exercised in the manner described in the applicable prospectus supplement. When Toll Brothers, Inc. receives payment and the properly completed and duly executed debt warrant certificate at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, it will, as soon as practicable, forward the debt securities purchased upon the exercise of the debt warrants. If less than all of the debt warrants represented by the debt warrant certificate are exercised, Toll Brothers, Inc. will issue a new debt warrant certificate for the amount of debt warrants that remain exercisable.


Common Stock Warrants

     General. The prospectus supplement relating to any series of common stock warrants that are offered by this prospectus will describe the specific terms of that series of common stock warrants, any related common stock warrant agreement and the common stock warrant certificate(s) representing the common stock warrants. The applicable prospectus supplement will describe, among other things, the following terms, to the extent they are applicable to that series of common stock warrants:

     o the procedures and conditions relating to the exercise of the common stock warrants;

     o the number of shares of common stock, if any, issued with the common stock warrants;

     o the date, if any, on and after which the common stock warrants and any related shares of common stock will be separately transferable;

     o    the offering price of the common stock warrants, if any;

     o the number of shares of common stock which may be purchased upon exercise of the common stock warrants and the price or prices at which the shares may be purchased upon exercise;

     o the date on which the right to exercise the common stock warrants will begin and the date on which the right will expire;

     o a discussion of the material United States federal income tax considerations applicable to the exercise of the common stock warrants;

     o    call provisions of the common stock warrants, if any; and

     o    any other material terms of the common stock warrants.

     Common stock warrant certificates will be exchangeable for new common stock warrant certificates of different denominations. In addition, common stock warrants may be exercised at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement. A holder of a common stock warrant will not have any of the rights of a holder of the common stock which may be purchased by the exercise of the common stock warrant before the common stock is purchased by the exercise of the common stock warrant. Accordingly, before a common stock warrant is exercised, the holder will not be entitled to receive any dividend payments or exercise any voting or other rights associated with the shares of common stock which may be purchased when the common stock warrant is exercised.

     Exercise of Common Stock Warrants. Each common stock warrant will entitle the holder to purchase for cash the number of shares of common stock of Toll Brothers, Inc. at the exercise price that is described or explained in the applicable prospectus supplement. Common stock warrants may be exercised at any time from the time they become exercisable, as described in the applicable prospectus supplement, up to the time on the date stated in the applicable prospectus supplement. Afterwards, unexercised common stock warrants will become void.

     Common stock warrants may be exercised in the manner described in the applicable prospectus supplement. When Toll Brothers, Inc. receives payment and the properly completed and duly executed common stock warrant certificate at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, it will, as soon as practicable, forward a certificate representing the number of shares of common stock purchased upon exercise of the common stock warrants. If less than all of the common stock warrants represented by the common stock warrant certificate are exercised, Toll Brothers, Inc. will issue a new common stock warrant certificate for the amount of common stock warrants that remain exercisable.

Preferred Stock Warrants

     General. The prospectus supplement relating to any series of preferred stock warrants that are offered by this prospectus will describe the specific terms of that series of preferred stock warrants, any related preferred stock warrant agreement and the preferred stock warrant certificate(s) representing the preferred stock warrants. The applicable prospectus supplement will describe, among other things, the following terms, to the extent they are applicable to that series of preferred stock warrants:

     o the designation and terms of the shares of preferred stock which may be purchased upon exercise of the preferred stock warrants and the procedures and conditions relating to the exercise of the preferred stock warrants;

     o the designation and terms of any related shares of preferred stock with respect to which the preferred stock warrants are issued and the number of shares of the preferred stock, if any, issued with preferred stock warrants;

     o the date, if any, on and after which the preferred stock warrants and any related shares of preferred stock will be separately transferable;

     o    the offering price of the preferred stock warrants, if any;

     o the number of shares of preferred stock which may be purchased upon exercise of the preferred stock warrants and the initial price or prices at which the shares may be purchased upon exercise;

     o the date on which the right to exercise the preferred stock warrants will begin and the date on which the right will expire;

     o a discussion of the material United States federal income tax considerations relevant to the exercise of the preferred stock warrants;

     o    call provisions of the preferred stock warrants, if any; and

     o    any other material terms of the preferred stock warrants.


     Preferred stock warrant certificates will be exchangeable for new preferred stock warrant certificates of different denominations. In addition, preferred stock warrants may be exercised at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement. A holder of a preferred stock warrant will not have any of the rights of a holder of the preferred stock which may be purchased by the exercise of the preferred stock warrant before the preferred stock is purchased by the exercise of the preferred stock warrant. Accordingly, before a preferred stock warrant is exercised, the holder will not be entitled to receive any dividend payments or exercise any voting or other rights associated with the preferred stock which may be purchased when the preferred stock warrant is exercised.

     Exercise of Preferred Stock Warrants. Each preferred stock warrant will entitle the holder to purchase for cash the number of shares of preferred stock of Toll Brothers, Inc. at the exercise price described or explained in the applicable prospectus supplement. Preferred stock warrants may be exercised at any time from the time they become exercisable, as described in the applicable prospectus supplement, up to the time on the date stated in the applicable prospectus supplement. Afterwards, unexercised preferred stock warrants will become void.

     Preferred stock warrants may be exercised in the manner described in the applicable prospectus supplement. When Toll Brothers, Inc. receives payment and the properly completed and duly executed preferred stock warrant certificate at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, it will, as soon as practicable, forward a certificate representing the number of shares of preferred stock purchased upon exercise of the preferred stock warrants. If less than all of the preferred stock warrants represented by the preferred stock warrant certificate are exercised, Toll Brothers, Inc. will issue a new preferred stock warrant certificate for the amount of preferred stock warrants that remain exercisable.


           CLASSIFIED BOARD OF DIRECTORS AND RESTRICTIONS ON REMOVAL

     Under the Certificate of Incorporation, as amended, of Toll Brothers, Inc., the board of directors is divided into three classes of directors serving staggered terms of three years each. Each class is to be as nearly equal in number as possible, with one class being elected each year. The Certificate of Incorporation, as amended, also provides that:

     o directors may be removed from office only for cause and only with the affirmative vote of 66 2/3% of the voting power of the voting stock;

     o any vacancy on the board of directors or any newly created directorship will be filled by the remaining directors then in office, though less than a quorum; and

     o advance notice of shareholder nominations for the elections of directors must be given in the manner provided by the By-Laws of Toll Brothers, Inc.

     The required 66 2/3% shareholder vote necessary to alter, amend or repeal these provisions of the Certificate of Incorporation, as amended, the related amendments to the By-Laws and all other provisions of the By-Laws, or to adopt any provisions relating to the classification of the board of directors and the other matters described above may make it more difficult to change the composition of the board of directors of Toll Brothers, Inc. and may discourage or make difficult any attempt by a person or group to obtain control of Toll Brothers, Inc.


                             PLAN OF DISTRIBUTION

     Toll Brothers, Inc., Toll Corp., First Huntingdon Finance Corp. and Toll Finance Corp., or any of them, may offer and sell their respective securities to which this prospectus relates in any one or more of the following ways:

     o    directly to purchasers;

     o    to or through underwriters;

     o    to or through dealers; or

     o    to or through agents.

     Each time we sell securities, we will provide a prospectus supplement that will name any underwriter, dealer or agent involved in the offer and sale of the securities. The prospectus supplement will also set forth the terms of the offering, including the purchase price of the securities and the proceeds to the issuer(s) from the sale of the securities, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the securities may be listed.

     The securities may be distributed from time to time in one or more transactions:

     o    at a fixed price or prices, which may be changed;

     o    at market prices prevailing at the time of sale;

     o    at prices related to prevailing market prices; or

     o    at negotiated prices.

     Each time we sell securities, we will describe the method of distribution of the securities in the prospectus supplement relating to the transaction.

     If underwriters are used in the offer and sale of the securities being offered by this prospectus, the name of each managing underwriter, if any, and any other underwriters and the terms of the transaction, including any underwriting discounts and other items constituting compensation of the underwriters and dealers, if any, will be included in the prospectus supplement relating to the offering. The securities will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If a dealer is used in the sale of the securities being offered by this prospectus, the issuer(s) of the securities will sell those securities to the dealer, as principal. The dealer may then resell those securities to the public at varying prices to be determined by the dealer at the time of resale. The name of the dealer and the terms of the transaction will be identified in the applicable prospectus supplement.

     If an agent is used in an offering of securities being offered by this prospectus, the agent will be named, and the terms of the agency will be described, in the applicable prospectus supplement relating to the offering. Unless otherwise indicated in the prospectus supplement, an agent will act on a best efforts basis for the period of its appointment.

     Offers to purchase the securities offered by this prospectus may be solicited, and sales of the securities may be made, by the issuer(s) of those securities directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any resales of the securities. The terms of any offer made in this manner will be included in the prospectus supplement relating to the offer.

     If indicated in the applicable prospectus supplement, the issuer(s) of the securities to which the prospectus supplement relates will authorize underwriters or their other agents to solicit offers by certain institutional investors to purchase securities from the issuer(s) pursuant to contracts providing for payment and delivery at a future date. Institutional investors with which these contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. In all cases, these purchasers must be approved by the issuer(s) of the securities. The obligations of any purchaser under any of these contracts will not be subject to any conditions except that
(a) the purchase of the securities must not at the time of delivery be prohibited under the laws of any jurisdiction to which that purchaser is subject and (b) if the securities are also being sold to underwriters, the issuer(s) must have sold to these underwriters the securities not subject to delayed delivery. Underwriters and other agents will not have any responsibility in respect of the validity or performance of these contracts.

     In addition, the securities offered by this prospectus and an accompanying prospectus supplement may be offered and sold by the holders of the securities in one or more of the transactions described above, which transactions may be effected at any time and from time to time. Upon a sale of securities made in this manner, the respective holders of the securities and any participating broker, dealer or underwriter may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions, discounts or concessions upon the sale, or any profit on the resale of the securities, received in connection with the sale may be deemed to be underwriting commissions or discounts under the Securities Act of 1933. The compensation, including commissions, discounts, concessions and other profits, received by any broker, dealer or underwriter in connection with the sale of any of the securities, may be less than or in excess of customary commissions.

     Some of the underwriters, dealers or agents used by Toll Brothers, Inc., Toll Corp., First Huntingdon Finance Corp. and Toll Finance Corp., or any of them, in any offering of securities under this prospectus may be customers of, including borrowers from, engage in transactions with, and perform services for, Toll Brothers, Inc. Toll Corp., First Huntingdon Finance Corp. and Toll Finance Corp., or any of them, and/or one or more of their respective affiliates in the ordinary course of business. Underwriters, dealers, agents and other persons may be entitled, under agreements which may be entered into with Toll Brothers, Inc., Toll Corp., First Huntingdon Finance Corp. or Toll Finance Corp., as the case may be, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act of 1933 and to be reimbursed by Toll Brothers, Inc. and/or Toll Corp. Toll Finance Corp. or First Huntingdon Finance Corp. for certain expenses.

     Until the distribution of the securities offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters and certain selling group members, if any, to bid for and purchase the securities. As an exception to these rules, the representatives of the underwriters, if any, are permitted to engage in certain transactions that stabilize the price of the securities. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the securities.

     If underwriters create a short position in the securities in connection with the offering of the securities (i.e., if they sell more securities than are included on the cover page of the applicable prospectus supplement), the representatives of the underwriters may reduce that short position by purchasing securities in the open market. The representatives of the underwriters also may elect to reduce any short position by exercising all or part of the over-allotment option, if any, described in the applicable prospectus supplement.

     The representatives of the underwriters also may impose a penalty bid on certain underwriters and selling group members. This means that if the representatives purchase securities in the open market to reduce the underwriters' short position or to stabilize the price of the securities, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those securities as part of the offering of the securities.

     In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of these types of purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in the offering.

     Neither Toll Brothers, Inc., Toll Corp., First Huntingdon Finance Corp. or Toll Finance Corp. nor any of the underwriters, if any, makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the securities. In addition, neither Toll Brothers, Inc., Toll Corp., First Huntingdon Finance Corp. or Toll Finance Corp. nor any of the underwriters, if any, makes any representation that the representatives of the underwriters, if any, will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

     The anticipated date of delivery of the securities offered by this prospectus will be described in the applicable prospectus supplement relating to the offering. The securities offered by this prospectus may or may not be listed on a national securities exchange or a foreign securities exchange. We cannot give any assurances that there will be a market for any of the securities offered by this prospectus and any prospectus supplement.

     We estimate that the total expenses we will incur in offering the securities to which this prospectus relates, excluding underwriting discounts and commissions, if any, will be approximately $1,200,000.

                                 LEGAL MATTERS

     Certain legal matters relating to the validity of the securities offered by this prospectus will be passed upon by Wolf, Block, Schorr and Solis-Cohen LLP, Philadelphia, Pennsylvania.

                                    EXPERTS

     The consolidated financial statements and schedule of Toll Brothers, Inc. appearing in Toll Brothers, Inc.'s Annual Report (Form 10-K) for the year ended October 31, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

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                                 $200,000,000








                               [GRAPHIC OMITTED]







                    8 1/4% Senior Subordinated Notes due 2011







                        -----------------------------
                             PROSPECTUS SUPPLEMENT


                                January 19, 2001
                         -----------------------------





                                  Lead Manager
                           Sole Book-Running Manager
                         Banc of America Securities LLC

                         ------------------------------

                                  Co-Managers

UBS Warburg LLC                                       Credit Lyonnais Securities


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